                                                      FILE NO. 1-3431
                                                      REGULATION BW
                                                      RULE 3

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                   REPORT OF
             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                  With respect to one or more proposed issues
                         of debt securities of the Bank

                   Filed pursuant to Rule 3 of Regulation BW

                           Dated: September 22, 2003

    The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

        Items 1-6.  Not yet known. This information will be included in the prospectus for a particular issue.

        Item 7.     Exhibit

                    Exhibit A: Information Statement dated September 15, 2003.

                                                                       EXHIBIT A

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements--Note A and (2) all information is given as of June 30, 2003.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Banking, Capital Markets and Financial Engineering, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http:// www.worldbank.org/debtsecurities/ Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.
--------------------------------------------------------------------------------

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF IBRD AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.
--------------------------------------------------------------------------------

September 15, 2003

                              SUMMARY INFORMATION
                AS OF JUNE 30, 2003, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. The five largest of IBRD's 184 shareholders are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 2003 was $5,344 million including a FAS 133 adjustment of $2,323 million. This represents a net return of 3.64% on average earning assets. For management purposes, IBRD prepares current value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. On a current value basis, the net return on average earning assets was 2.25%.

EQUITY AND BORROWINGS

EQUITY. IBRD's shareholders have subscribed to $189.6 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $27.0 billion of retained earnings. The equity-to-loans ratio was 26.59%. On a currrent value basis, the equity-to-loans ratio was 26.36%.

BORROWINGS. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $108.6 billion, before swaps, were denominated in 19 currencies or currency units and included $3.4 billion of short-term borrowings.

ASSETS

LOANS. Most of IBRD's assets are loans, which totaled $116.2 billion outstanding. According to its Articles of Agreement, IBRD may only make loans directly to, or guaranteed by, a member country. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness, and loans are made only to countries deemed creditworthy. It is IBRD's practice not to reschedule interest or principal payments on its loans. However, during fiscal year 2001, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new IBRD loans in fiscal year 2002. IBRD has never written off a loan.

Loans in nonaccrual status totaled 2.6% of IBRD's loan portfolio and represented loans made to or guaranteed by five countries. IBRD's accumulated loan loss provision was equivalent to 3.5% of its total loans outstanding.

LIQUID INVESTMENTS. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments portfolio totaled $26.4 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For fiscal year 2004, the minimum amount has been set at $18 billion.

RISK MANAGEMENT

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also limits its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $81.3 and $77.5 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $86.7 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------

Throughout the Information Statement, terms in BOLDFACE type are defined in the Glossary of Terms on page 49.
--------------------------------------------------------------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
--------------------------------------------------------------------------------

------------------------------------
        ACRONYMS FOR REGIONS

AFR  Africa
EAP  East Asia and Pacific
ECA  Europe and Central Asia
LCR  Latin America and the Caribbean
MNA  Middle East and North Africa
SAR  South Asia
------------------------------------

                             1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2003 were $11.2 billion, which was slightly lower than the FY 2002 level of $11.5 billion.

FY 2003 operating income was $3,021 million, $1,097 million higher than for FY 2002, thereby increasing IBRD's return on equity and net return on average earning assets before the effects of FAS 133.(a)

During FY 2003, provisioning requirements were reduced by $709 million due to a net improvement in borrowers' risk ratings, and negative NET DISBURSEMENTS, including $6,972 million of prepayments. In addition, in FY 2003, IBRD reclassified an amount related to loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM) undertook responsibility, from Deferred Loan Income to Accumulated Provision for Loan Losses to better reflect its nature. Subsequent to this reclassification, the provision requirements for BiH and SAM were reassessed, resulting in an additional $591 million of income. See discussion in
Section 6, Financial Risk Management--Country Credit Risk. Taking these factors together, changes in the accumulated provision for losses on loans and guarantees accounted for $1,300 million of the net income in FY2003.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.

---------

a. For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments, and International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement."

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS OF U.S DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

-------------------------------------------------------------------------------------
                                           2003     2002     2001     2000     1999
                                          -------  -------  -------  -------  -------
REPORTED BASIS
Loan Income.............................    5,742    6,861    8,143    8,153    7,649
Provision for Losses on Loans and
  Guarantees............................    1,300       15     (676)     166     (246)
Investment Income.......................      418      734    1,540    1,589    1,684
Borrowing Expenses......................   (3,594)  (4,903)  (7,152)  (7,128)  (6,846)
Net Noninterest Expense.................     (845)    (783)    (711)    (789)    (723)
Operating Income........................    3,021    1,924    1,144    1,991    1,518
Effects of applying FAS 133.............    2,323      854      345
Net Income..............................    5,344    2,778    1,489    1,991    1,518
Net Return on Average Earning
  Assets(a,b)...........................     2.06     1.29     0.78     1.34     1.05
  after the effects of FAS 133..........     3.64     1.87     0.87(c)
Gross Return on:
    Average Earning Assets(a)...........     4.19     5.11     6.61     6.53     6.47
    Average Outstanding Loans(a)........     4.73     5.57     6.67     6.71     6.58
    Average Cash and Investments........     1.64     2.87     6.28     5.74     6.00
Cost of Average Borrowings (including
  swaps)(b).............................     3.23     4.23     6.18     5.92     5.92
  after the effects of FAS 133..........     1.18     3.53     6.12(c)
Interest Coverage(b)....................     1.84     1.39     1.16     1.28     1.22
  after the effects of FAS 133..........     2.49     1.57     1.18(c)
Return on Equity(b).....................    10.32     7.09     4.33     7.73     6.16
  after the effects of FAS 133..........    16.18     9.75     4.63(c)
Equity-to-Loans Ratio(d)................    26.59    22.90    21.51    21.31    20.71
Total Assets(e).........................  230,352  227,794  222,873  228,539  230,445
Cash and Liquid Investments(f)..........   26,620   25,056   24,407   24,331   30,122
Loans Outstanding.......................  116,240  121,589  118,866  120,104  117,228
Accumulated Provision for Loan
  Losses(e,)(g).........................   (4,045)  (5,053)  (4,074)  (3,554)  (3,714)
Borrowings Outstanding(h)...............  108,554  110,263  106,757  110,379  115,739
Total Equity............................   37,918   32,313   29,570   29,289   28,021

-------------------------------------------------------------------------------------
                                           2003     2002     2001
                                          -------  -------  -------
CURRENT VALUE BASIS
Net Income..............................    3,436    2,853    1,460
  of which current value adjustment.....      394      881      367
Net Return on Average Earning Assets....     2.25     1.86     0.89(i)
Return on Equity........................    11.16    10.07     4.98(i)
Equity-to-Loans Ratio...................    26.36    23.10    21.43
Cash and Liquid Investments(f)..........   26,620   25,056   24,407
Loans Outstanding.......................  122,593  126,454  123,062
Borrowings Outstanding(h)...............  116,695  114,502  110,290
Total Equity............................   35,675   32,466   29,744
-------------------------------------------------------------------------------------

a.  Includes income from commitment charges.
b. Amounts are presented before the effects of FAS 133 to facilitate comparison to prior years.

c.  Excludes the one-time cumulative effect of the adoption of FAS 133.
d. Before the effects of FAS 133. See Section 5, Funding Resources-Equity for additional discussion.

e. Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

f.  Excludes restricted cash.

g. Prior to FY 2001, this amount includes accumulated provision for guarantee losses. For FY 2001 through FY 2003, the accumulated provision for guarantees is included in other liabilities.

h.  Outstanding borrowings, excluding swaps, net of premium/discount.
i. Excludes the one-time cumulative effect of the adoption of the current value basis of accounting.
--------------------------------------------------------------------------------

On July 31, 2003, the Executive Directors approved the allocation of
$2,410 million of FY 2003 net income to the General Reserve. In addition, the Executive Directors recommended to IBRD's Board of Governors the following transfers from unallocated net income: $100 million to Surplus and $540 million to other development purposes. The Executive Directors also approved that for FY 2004, the interest waiver will be maintained at 5 basis points for OLD LOANS and 25 basis points for NEW LOANS. Waivers of 50 basis points on commitment charges for FY 2004 were also maintained at the FY 2003 level.

                             2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Financial Reporting Standards (together referred to in this document as the 'reported basis').

The standards require that all derivatives, as defined by FAS 133, be recorded on IBRD's balance sheet at their fair value. Additionally, the standards allow IBRD to designate HEDGING relationships and, if certain criteria are met, follow the requirements for hedge accounting. While IBRD believes that its HEDGING strategies achieve its objectives, the application of this FAS 133 HEDGING criteria to IBRD's derivative portfolio would not consistently reflect the effective HEDGING strategies that IBRD has established. That is, if these criteria were applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Therefore, IBRD elected not to define any qualifying HEDGING relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings. For management reporting purposes, IBRD has disclosed current value financial statements which IBRD believes make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more pronounced than for many other financial institutions. The effects of applying FAS 133 may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on appropriate discount rates. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in TABLE 17 in Section 10.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis at June 30, 2003, are presented in TABLE 2. The prior year's Condensed Current Value Comprehensive Statement of Income is presented, with a reconciliation to the reported basis, in TABLE 18 in
Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 3.

    TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2003 AND JUNE 30, 2002.

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------
                                                   JUNE 30, 2003                     JUNE 30, 2002
                                  -----------------------------------------------   ---------------
                                             REVERSAL OF     CURRENT     CURRENT
                                  REPORTED     FAS 133        VALUE       VALUE      CURRENT VALUE
                                   BASIS       EFFECTS     ADJUSTMENTS    BASIS          BASIS
                                  --------   -----------   -----------   --------   ---------------
Due from Banks..................  $  1,929                               $  1,929      $  1,083
Investments.....................    28,131                                 28,131        26,076
Loans Outstanding...............   116,240                   $ 6,353      122,593       126,454
Less Accumulated Provision for
  Loan Losses and Deferred Loan
  Income........................    (4,478)                                (4,478)       (5,442)
Swaps Receivable
  Investments...................    10,301                                 10,301         9,940
  Borrowings....................    70,316     $(7,084)        7,084       70,316        66,052
  Other Asset/Liability.........       726          --            --          726           727
Other Assets....................     7,187                      (455)       6,732         7,296
                                  --------     -------       -------     --------      --------
    Total Assets................  $230,352     $(7,084)      $12,982     $236,250      $232,186
                                  ========     =======       =======     ========      ========
Borrowings......................  $108,554     $(1,559)      $ 9,700     $116,695      $114,502
Swaps Payable
  Investments...................    11,862                                 11,862        10,827
  Borrowings....................    64,779      (1,875)        1,875       64,779        66,994
  Other Asset/Liability.........       810           1            (1)         810           758
Other Liabilities...............     6,429                                  6,429         6,639
                                  --------     -------       -------     --------      --------
Total Liabilities...............   192,434      (3,433)       11,574      200,575       199,720
Paid in Capital Stock...........    11,478                                 11,478        11,476
Retained Earnings and Other
  Equity........................    26,440      (3,651)        1,408       24,197        20,990
                                  --------     -------       -------     --------      --------
    Total Liabilities and
      Equity....................  $230,352     $(7,084)      $12,982     $236,250      $232,186
                                  ========     =======       =======     ========      ========
---------------------------------------------------------------------------------------------------

    TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE YEARS ENDED JUNE 30, 2003 AND JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------
                                                      FY 2003                         FY 2002
                                    --------------------------------------------   -------------
                                                     ADJUSTMENTS   CURRENT VALUE   CURRENT VALUE
                                                     TO CURRENT    COMPREHENSIVE   COMPREHENSIVE
                                    REPORTED BASIS      VALUE          BASIS           BASIS
                                    --------------   -----------   -------------   -------------
Income from Loans.................     $ 5,742                        $5,742          $6,861
Income from Investments, net......         418         $    21           439             782
Other Income......................         202                           202             277
                                       -------         -------        ------          ------
  Total Income....................       6,362              21         6,383           7,920
                                       -------         -------        ------          ------
Borrowing Expenses................       3,594                         3,594           4,903
Administrative Expenses...........       1,038                         1,038           1,052
Provision for Losses on Loans and
  Guarantees......................      (1,300)          1,300            --              --
Other Expenses....................           9                             9               8
                                       -------         -------        ------          ------
  Total Expenses..................       3,341           1,300         4,641           5,963
                                       -------         -------        ------          ------
Operating Income..................       3,021          (1,279)        1,742           1,957
Current Value Adjustments.........                         394           394             881
Provision for Losses on Loans and
  Guarantees--Current Value.......                       1,300         1,300              15
Effects of applying FAS 133.......       2,323          (2,323)           --              --
                                       -------         -------        ------          ------
Net Income........................     $ 5,344         $(1,908)       $3,436          $2,853
                                       =======         =======        ======          ======
------------------------------------------------------------------------------------------------

    TABLE 3: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------
                                               BALANCE SHEET EFFECTS                              TOTAL INCOME
                                                AS OF JUNE 30, 2003                             STATEMENT EFFECT
                                      ---------------------------------------                  -------------------
                                                                   OTHER         LESS PRIOR       FY         FY
                                       LOANS     BORROWINGS   ASSET/LIABILITY   YEAR EFFECTS     2003       2002
                                      --------   ----------   ---------------   ------------   --------   --------
Total Current Value Adjustments on
  Balance Sheet.....................   $6,353     $(4,946)(a)       $1             $(1,368)(b)   $ 40       $567
Unrealized Losses on
  Investments(c)....................                                                              (21)       (48)
Currency Translation
  Adjustment(d).....................                                                              375        362
                                                                                                 ----       ----
Total Current Value Adjustments.....                                                             $394       $881
                                                                                                 ====       ====
------------------------------------------------------------------------------------------------------------------

    a. Amount is net of the current value adjustments for swaps, and unamortized issuance costs.

    b. Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

    c. Unrealized losses on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

    d. The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The $6,353 million ($4,865 million--June 30, 2002) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $4,946 million ($3,499 million--June 30, 2002) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change in the mark-to-market unrealized losses on the investments of $21 million as well as a reduction in the provision for losses on loans and guarantees of $1,300 million are presented as part of the adjustment related to current value.

The net current value adjustment of $394 million for the year ended June 30, 2003 ($881 million--June 30, 2002), as shown in TABLE 3, represents the change in the current value of all of IBRD's financial instruments during the fiscal year. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the year ended June 30, 2003, the net increase in the current value adjustments on the balance sheet was $40 million. This net increase is the result of a $1,488 million increase in unrealized gains in the loan portfolio, offset by a $1,447 million increase in unrealized losses in the borrowings portfolio, and a $1 million decrease in unrealized gains in other asset/liability swaps. On average, interest rates for the reference markets dropped during the fiscal year thereby increasing the current value adjustments for all portfolios.

IMPACT OF CHANGES IN EXCHANGE RATES

During FY 2003 and FY 2002, there was a positive net currency translation adjustment as both the euro and the Japanese yen appreciated against the U.S. dollar.

                           3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2003, IBRD had approved loans, net of cancellations, totaling $333,501 million to borrowers in 129 countries. A summary of cumulative lending is contained in TABLE 4.

        TABLE 4: LENDING STATUS AT JUNE 30

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2003       2002
                                                              --------   --------
Cumulative Approvals(a).....................................  333,501    325,333
Cumulative Repayments(b)....................................  184,493    164,007
---------------------------------------------------------------------------------

       a.  Net of cancellations.

       b. Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of receipt.

At June 30, 2003, the total volume of outstanding loans was $116,240 million, $5,349 million lower than the $121,589 million of outstanding loans at June 30, 2002. This decrease was due to negative NET DISBURSEMENTS, including
$6,972 million of prepayments, partially offset by positive currency translation adjustments. Undisbursed balances at June 30, 2003 totaled $33,031 million, a decrease of $3,322 million from June 30, 2002. This change was due to cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

During FY 2003, commitments of new loans to member countries were $11,231 million ($11,452 million--FY 2002). In FY 2003, Latin America and the Caribbean accounted for the largest share of commitments. In contrast, Europe and Central Asia accounted for the largest share of commitments in FY 2002. FIGURE 1 presents the regional composition of commitments for FY 2003 and FY 2002.

                        FIGURE 1: COMMITMENTS BY REGION

                                   [GRAPHIC]

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2003, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $112.6 billion, equal to 52.9% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD's Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. An independent IBRD unit, the Operations Evaluation Department, evaluates the extent to which operations have met their major objectives, and these evaluations are reported directly to the Executive Directors.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, adjustment lending generally supports social, structural, and institutional reforms. In the past, the majority of IBRD loans were for investment projects or programs. However, as shown in FIGURE 2 the percentage of IBRD loans approved for adjustment lending over the past seven years occasionally exceeded 50 percent.

                       FIGURE 2: IBRD LENDING COMMITMENTS

                                   [GRAPHIC]

---------

a. For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

In FY 2003, new IBRD commitments for adjustment lending accounted for 37% of total commitments (64%--FY 2002; 38%--FY 2001).

On rare occasions, IBRD will provide enclave lending for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2003, IBRD had $116 million in outstanding loans for enclave projects ($192 million--June 30, 2002). No new enclave lending was approved during FY 2003 or FY 2002.

FINANCIAL TERMS OF LOANS

CURRENTLY AVAILABLE FINANCIAL TERMS

IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2003, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

BOX 2: LENDING OPERATIONS PRINCIPLES

 (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

 (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

 (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

 (v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Any conversion requests accepted by IBRD are executed at market rates.

In FY 1999, IBRD introduced special structural and sector adjustment loans to support structural and social reforms by creditworthy IBRD borrowers with exceptional external financing needs due to a potential or actual crisis.

TABLE 5 summarizes the financial terms for these types of loans.

TABLE 5: LOAN PRICING--CURRENTLY AVAILABLE FINANCIAL TERMS

BASIS POINTS
----------------------------------------------------------------------------------------------------------
                                                                                        SPECIAL STRUCTURAL
                                                                                            AND SECTOR
                                                VARIABLE SPREAD       FIXED SPREAD       ADJUSTMENT LOANS
                                                  LOANS (VSL)          LOANS (FSL)            (SSAL)
                                               ------------------   -----------------   ------------------
Reference Market Rate                           Six month LIBOR      Six month LIBOR     Six month LIBOR
---------------------------------------------  ------------------   -----------------   ------------------
Spread
  Contractual Lending Spread.................  75 (NEW LOANS)(a)           75                  400
                                               50 (OLD LOANS)(b)
  Market Risk Premium........................          --                   5                   --
  Funding Cost Margin........................   Weighted average    Projected funding           --
                                               spread to LIBOR of    spread to LIBOR
                                               debt allocated to
                                                      VSLs
----------------------------------------------------------------------------------------------------------
Charges
  Commitment charge..........................          75                 85(c)                 75
  Front-end fee..............................   100 (NEW LOANS)            100                 100
                                                 0 (OLD LOANS)
----------------------------------------------------------------------------------------------------------
Eligible for Waivers
  Interest...................................         Yes                  Yes                  No
  Commitment.................................         Yes                  Yes                  No
----------------------------------------------------------------------------------------------------------
Maturity.....................................     15-20 years          15-25 years           5 years
----------------------------------------------------------------------------------------------------------
Grace period.................................      3-5 years            3-8 years            3 years
----------------------------------------------------------------------------------------------------------

a. Loans for which the invitation to negotiate was issued on or after July 31, 1998.

b. Loans for which the invitation to negotiate was issued prior to July 31, 1998.

c. The commitment charge is 85 basis points for the first four years and 75 basis points thereafter to compensate IBRD for additional funding and refinancing risk associated with this product.

Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

Prior to the introduction of special structural and sector adjustment loans, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard loan terms. These loans, which were issued in response to the global financial crises of FY 1998 and FY 1999, carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. During FY 2003, $1,800 million of these loans were prepaid, resulting in an outstanding balance on these loans of $5,200 million at June 30, 2003.

At June 30, 2003, 49% (42%--June 30, 2002) of loans outstanding were variable-spread loans or fixed-spread loans, including special structural and sector adjustment loans and loans with non-standard terms.

LOANS WITH A DEFERRED DRAWDOWN OPTION

During FY 2002, IBRD approved a Deferred Drawdown Option (DDO) for use with IBRD adjustment loans. A DDO would give IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee of 100 basis points, which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed. During FY 2003, one loan with a DDO was approved by IBRD.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for borrowers to respond to their needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars.

IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. During FY 2003, one master derivative agreement was signed; no transactions have been executed under this agreement.

PREVIOUSLY AVAILABLE FINANCIAL TERMS

In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans.

TABLE 6 summarizes the financial terms for variable-rate multicurrency and single-currency pool loans and fixed-rate single-currency loans.

Prior to 1980, IBRD offered loans at fixed rates determined at the time a loan was contracted and set at a specified spread over then-current borrowing costs. The currency composition of each loan depended on the currencies disbursed on that loan. In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.

TABLE 6: LOAN PRICING--PREVIOUSLY AVAILABLE FINANCIAL TERMS

BASIS POINTS
----------------------------------------------------------------------------------------------------------
                                            VARIABLE RATE
                                            MULTICURRENCY       VARIABLE RATE SINGLE    FIXED RATE SINGLE
                                             POOL LOANS        CURRENCY POOL LOANS(A)   CURRENCY LOANS(B)
                                             (1982-2001)            (1996-1998)            (1995-1999)
                                        ---------------------  ----------------------  -------------------
                                        Weighted average cost  Weighted average cost
Cost Base                                 of allocated debt      of allocated debt            LIBOR
--------------------------------------  ---------------------  ----------------------  -------------------
Spread
  Contractual Lending Spread..........   75 (NEW LOANS)(c)              50               75 (NEW LOANS)
                                         50 (OLD LOANS)(d)                               50 (OLD LOANS)
  Market Risk Premium.................           --                     --                    0-10
  Funding Cost Margin.................           --                     --               IBRD's funding
                                                                                         spread to LIBOR
----------------------------------------------------------------------------------------------------------
Charges
  Commitment charge...................           75                     75                     75
  Front-end fee.......................    100 (NEW LOANS)               --               100 (NEW LOANS)
                                           0 (OLD LOANS)                --                0 (OLD LOANS)
----------------------------------------------------------------------------------------------------------
Eligible for Waivers
  Interest............................          Yes                     Yes                    Yes
  Commitment..........................          Yes                     Yes                    Yes
----------------------------------------------------------------------------------------------------------
Maturity..............................      15-20 years        based on original loan      12-20 years
                                                                     agreement
----------------------------------------------------------------------------------------------------------
Grace period..........................       3-5 years         based on original loan        3 years
                                                                     agreement
----------------------------------------------------------------------------------------------------------

a.  Converted from variable-rate multicurrency pool loans.

b. Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.

c. Loans for which the invitation to negotiate was issued on or after July 31, 1998.

d. Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Single-currency pool loans are held in U.S. dollars, Japanese yen and euro. Fixed-rate single currency loans were offered in all currencies in which IBRD could efficiently intermediate.

Any fixed-rate multicurrency pool loans that were subsequently converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

At June 30, 2003, 51% (58%--June 30, 2002) of loans outstanding carried these previously available financial terms.

FIGURE 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements--Note D.

WAIVERS

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. TABLE 7 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements--Note D.

FIGURE 3: LOAN PORTFOLIO BY LOAN PRODUCT (IN MILLIONS OF U.S. DOLLARS)

                                       LOANS OUTSTANDING

               JUNE 30, 2003                                      JUNE 30, 2002
                 [GRAPHIC]                                          [GRAPHIC]

     TOTAL LOANS OUTSTANDING: $116,240                  TOTAL LOANS OUTSTANDING: $121,589

                                     UNDISBURSED BALANCES

               JUNE 30, 2003                                      JUNE 30, 2002
                 [GRAPHIC]                                          [GRAPHIC]

    TOTAL UNDISBURSED BALANCES: $33,031                TOTAL UNDISBURSED BALANCES: $36,353

a. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

b. Includes loans issued prior to 1980, loans to IFC, and fixed-rate multicurrency pool loans.

c.  Includes loans with non-standard terms.

*   Indicates amounts less than 0.5%.

       TABLE 7: LOAN CHARGE WAIVERS

BASIS POINTS
----------------------------------------------------------------------------------------
                                                            INTEREST PERIOD COMMENCING
                                                          ------------------------------
                                                          FY 2004    FY 2003    FY 2002
                                                          --------   --------   --------
Commitment charge waivers...............................      50         50         50
Interest waivers(a)
  OLD LOANS.............................................       5          5          5
  NEW LOANS.............................................      25         25         25
  Average eligibility...................................    n.a.         96%        97%
----------------------------------------------------------------------------------------

       a.  On loans to eligible borrowers.

GUARANTEES

IBRD offers partial risk guarantees and partial credit guarantees. These guarantees are generally offered on loans from private investors for projects in countries eligible to borrow from IBRD, although they can also be offered on securities issued by entities eligible for IBRD loans. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

Partial risk guarantees cover debt-service defaults on a loan that result from non-performance of government obligations. In contrast, partial credit guarantees are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. When such partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for policy-based guarantees.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD.

In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2003 no enclave guarantees were outstanding.

During FY 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of the guarantee. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semiannual installments, commencing October 15, 2005, and to pay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003. As the amount guaranteed was not repaid in full within 60 days of the call date, the guarantee was not reinstated.

IBRD's exposure at June 30, 2003 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in TABLE 8. For additional information see the Notes to Financial Statements--Note D.

       TABLE 8: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                             FY 2003    FY 2002    FY 2001
                                                             --------   --------   --------
Partial risk...............................................   $  456     $  465     $  473
Partial credit.............................................      728        957        903
  Of which: Policy based...................................      158        406        402
                                                              ------     ------     ------
Total......................................................   $1,184     $1,422     $1,376
                                                              ======     ======     ======
-------------------------------------------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute and its partners--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements--Note J.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management knowledge, expertise, and infrastructure to provide investment management services to several external institutions, including central banks of member countries. One objective of providing these services to central banks is to assist them in developing portfolio management skills. These funds are not included in the assets of IBRD. See the Notes to Financial Statements--Note J.

                            4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintains a $500 million line of credit with an independent financial institution.(a) This facility is used to cover any overnight overdrafts that may occur due to FAILED TRADES. For further details about this facility, see the Notes to Financial Statements--Note E.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2004 prudential minimum liquidity level has been set at $18 billion, unchanged from that set for FY 2003. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

---------

a. This line of credit is held jointly with the International Development Association (IDA), an affiliated organization.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was not used during FY 2002 or FY 2003, but was reactivated on July 1, 2003.

FIGURE 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2003 and FY 2002, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2003, the aggregate size of the IBRD liquid asset portfolio stood at $26,423 million, an increase of $1,537 million from FY 2002. Of this amount, $1.3 billion of assets in the stable portfolio were managed by external firms. This portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates.

FIGURE 4: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)
--------------------------------------------------------------------------------

                                 JUNE 30, 2003

                                   [GRAPHIC]

                                 JUNE 30, 2002

                                   [GRAPHIC]

--------------------------------------------------------------------------------

The returns of the liquid asset portfolio in FY 2003 compared to FY 2002 are presented in TABLE 9. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 9: LIQUID ASSET PORTFOLIO RETURNS
------------------------------------------------------------------------------------
                                                               FINANCIAL RETURN (%)
                                                              ----------------------
                                                              FY 2003       FY 2002
                                                              --------      --------
IBRD Overall Portfolio......................................    1.62          2.86
  Stable Portfolio..........................................    1.73          3.00
  Operational Portfolio.....................................    1.34          2.29
------------------------------------------------------------------------------------

The lower returns in FY 2003 are due primarily to the lower interest rate environment in FY 2003 as compared to FY 2002, as shown in FIGURE 10.

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

                              5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2003, was $37,918 million compared with $32,313 million at June 30, 2002. The increase from FY 2002 primarily reflects the increase in retained earnings.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 10 presents the composition of this measure at June 30, 2003 and 2002.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and capital adequacy. See discussion in
Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

As presented in FIGURE 5, IBRD's EQUITY-TO-LOANS RATIO increased during FY 2003, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

                    FIGURE 5: EQUITY-TO-LOANS RATIO

                                   [GRAPHIC]

TABLE 10: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                              JUNE 30, 2003   JUNE 30, 2002
                                                              -------------   -------------
USABLE CAPITAL
  Paid-in Capital...........................................    $ 11,478        $ 11,476
  Restricted Paid-in Capital................................      (2,464)         (2,300)
  Net Receivable for Maintenance of Value...................        (433)           (936)
                                                                --------        --------
  TOTAL USABLE CAPITAL......................................       8,581           8,240

SPECIAL RESERVE.............................................         293             293

GENERAL RESERVE, including allocation of FY 2003/FY 2002 net
  income....................................................      21,542          19,132

CUMULATIVE TRANSLATION ADJUSTMENT(A)........................        (389)           (764)
                                                                --------        --------

EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS(A).....    $ 30,027        $ 26,901
                                                                ========        ========

Current Value Adjustments...................................       1,408           1,368

EQUITY USED IN EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS...    $ 31,435        $ 28,269
                                                                ========        ========
-------------------------------------------------------------------------------------------

LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED
  PROVISION FOR LOSSES ON LOANS AND GUARANTEES AND DEFERRED
  LOAN INCOME...............................................    $112,922        $117,528

CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF
  ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES
  AND DEFERRED LOAN INCOME..................................    $119,275        $122,393
-------------------------------------------------------------------------------------------

EQUITY-TO-LOANS RATIO--REPORTED BASIS(A)....................       26.59%          22.90%

EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS..................       26.36%          23.10%
-------------------------------------------------------------------------------------------

a. Excluding cumulative translation amounts associated with the FAS 133 adjustment.

In accordance with the financial policy defining this ratio, the amount of transfer to the general reserve of $2,410 million, that was approved on July 31, 2003, was included in this ratio at June 30, 2003
($1,291 million--June 30, 2002). The increase in this ratio from 22.90% at June 30, 2002 to 26.59% at June 30, 2003 was due to the overall increase in equity in FY 2003, including the transfer to the general reserve, and the decrease in net loans outstanding. During FY 2003, IBRD considered it prudent to increase general reserves in the medium term in order to improve its risk-bearing capacity.

CAPITAL

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2003, the authorized capital of IBRD was $190,811 million, of which $189,567 million had been subscribed. Of the subscribed capital, $11,478 million had been paid in and $178,089 million was callable. Of the paid-in capital, $8,581 million was available for lending and $2,897 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

PAID-IN CAPITAL

 (i) $2,796 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

 (ii) $8,682 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent. In accordance with such consents for lending, $5,483 million of this amount was being used in IBRD's lending operations at June 30, 2003.

    In FY 2002, the Board of Executive Directors endorsed new options to increase the usability of the national currency portion of the members' paid-in capital. Accordingly, IBRD may use a member's local currency to invest or lend in that currency, or may swap the local currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. As of June 30, 2003, no member's currency has been used for any of these new options.

CALLABLE CAPITAL

(iii) $151,654 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

 (iv) $26,435 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2003, $103,604 million (58.2%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount slightly exceeded IBRD's outstanding borrowings including swaps at June 30, 2003. TABLE 11 sets out the capital subscriptions of those countries and the callable amounts.

        TABLE 11: CAPITAL SUBSCRIPTIONS OF DAC MEMBERS OF OECD COUNTRIES

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                         TOTAL CAPITAL   UNCALLED PORTION
                   MEMBER COUNTRY(A)                     SUBSCRIPTION    OF SUBSCRIPTION
-------------------------------------------------------  -------------   ----------------
United States..........................................     $ 31,965         $ 29,966
Japan..................................................       15,321           14,377
Germany................................................        8,734            8,191
France.................................................        8,372            7,851
United Kingdom.........................................        8,372            7,832
Canada.................................................        5,404            5,069
Italy..................................................        5,404            5,069
Netherlands............................................        4,283            4,018
Belgium................................................        3,496            3,281
Spain..................................................        3,377            3,171
Switzerland............................................        3,210            3,012
Australia..............................................        2,951            2,770
Sweden.................................................        1,806            1,696
Denmark................................................        1,623            1,525
Austria................................................        1,335            1,254
Norway.................................................        1,204            1,132
Finland................................................        1,033              971
New Zealand............................................          873              821
Portugal...............................................          659              620
Ireland................................................          636              599
Greece.................................................          203              189
Luxembourg.............................................          199              190
                                                            --------         --------
  TOTAL................................................     $110,460         $103,604
                                                            ========         ========
-----------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2003 in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements--Notes A and B.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

New medium- and long-term funding by currency for FY 2003, as compared to FY 2002, is shown in FIGURE 6 below.

FIGURE 6: NEW FUNDING BY CURRENCY(A) (IN MILLIONS OF U.S DOLLARS EQUIVALENT)
--------------------------------------------------------------------------------

                                    FY 2003

                                   [GRAPHIC]

                                    FY 2002

                                   [GRAPHIC]

--------------------------------------------------------------------------------

a.  Includes one-year notes and represents net proceeds on a trade date basis.

FUNDING OPERATIONS

In FY 2003, medium- and long-term debt raised directly in financial markets by IBRD amounted to $18,798 million compared to $22,050 million in FY 2002. TABLE 12 summarizes IBRD's funding operations for FY 2003 and FY 2002.

TABLE 12: FUNDING OPERATIONS INDICATORS
---------------------------------------------------------------------------------
                                                              FY 2003    FY 2002
                                                              --------   --------
Total Medium- and Long-term Borrowings(a) (USD million).....  $18,798    $22,050
Average Maturity(b) (years).................................      6.1        3.3
Number of Transactions......................................      403        472
Number of Currencies........................................        9         10
---------------------------------------------------------------------------------

       a. Includes one-year notes and represents net proceeds on a trade date basis.

       b.  Average maturity to first call date.

Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The decrease in funding in FY 2003 was primarily attributable to lower borrowing requirements. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2003, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, public issues placed with large institutional investors, and public issues targeted to retail investors.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2003, IBRD repurchased or called $6,293 million of its outstanding borrowings (net of unamortized discounts, premiums, and issuance costs).

USE OF DERIVATIVES

IBRD enters into currency and interest rate swaps to convert U.S. dollar and non-U.S. dollar fixed-rate borrowings into U.S. dollar variable-rate funding for its loans. In FY 2003, all new funding was initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements. FIGURES 7a and 7b illustrate the effect of swaps on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2003. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

FIGURE 7a: EFFECT OF SWAPS ON INTEREST RATE STRUCTURES--JUNE 30, 2003
--------------------------------------------------------------------------------

                           BORROWINGS EXCLUDING SWAPS

                                   [GRAPHIC]

                           BORROWINGS INCLUDING SWAPS

                                   [GRAPHIC]

--------------------------------------------------------------------------------

FIGURE 7b: EFFECT OF SWAPS ON CURRENCY COMPOSITION--JUNE 30, 2003
--------------------------------------------------------------------------------

                           BORROWINGS EXCLUDING SWAPS

                                   [GRAPHIC]

                           BORROWINGS INCLUDING SWAPS

                                   [GRAPHIC]

--------------------------------------------------------------------------------

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements--Note E.

                          6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes a Risk Management Secretariat supporting the Management Committee in its oversight function. The Risk Management Secretariat was established in FY 2002 to support the Management Committee, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is an Asset/Liability Management Committee chaired by the Chief Financial Officer. The Asset/Liability Management Committee makes recommendations in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Two subcommittees that report to the Asset/Liability Management Committee are the Market Risk and Currency Management Subcommittee and the Credit Risk Subcommittee.

The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, setting investment guidelines, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in risk ratings of borrowing member countries or movements between the accrual and nonaccrual portfolios.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer reports to the Vice President of Strategy, Finance, and Risk Management who is a member of the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

Primary responsibility for the management of operational risk resides with each of IBRD's managers. These individuals are responsible for establishing, maintaining and monitoring appropriate internal control procedures in their respective areas.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an EQUITY-TO-LOANS RATIO, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

Credit risk is measured in terms of both probable and potential losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and potential losses are covered by income-generating capacity and equity.

IBRD's equity supports its RISK-BEARING CAPACITY for its lending operations. IBRD strives to immunize its RISK-BEARING CAPACITY from fluctuations in interest and exchange rates. Therefore, IBRD uses the EQUITY-TO-LOANS RATIO (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in FIGURE 5 in Section 5, Funding Resources, IBRD has maintained a relatively stable EQUITY-TO-LOANS RATIO on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while potential losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure--loans outstanding plus the present value of guarantees--but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2004, the concentration risk limit is $13.5 billion, unchanged from FY 2003. The equitable access limit is $21.3 billion. As depicted in FIGURE 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.0 billion at June 30, 2003.

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

In FY 2003, IBRD's Executive Directors approved a policy that, under certain circumstances, would allow IBRD to continue lending to borrowers that had reached the concentration risk limit. Under this policy, borrowers may exceed this limit provided they have entered into an arrangement designed to insulate IBRD from possible cash flow losses resulting from exposure in excess of the concentration risk limit. Application of this policy would therefore not increase IBRD's net exposure to a borrower. Any such arrangement that would permit the gross exposure to a borrower to exceed the concentration risk limit would need to be approved in advance by IBRD's Executive Directors. During FY 2003, IBRD entered into the first such arrangement with one borrower, China. As of June 30, 2003, China had not exceeded the concentration risk limit.

                    FIGURE 8: TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2003

                    (IN BILLIONS OF U.S.DOLLARS)

                                   [GRAPHIC]

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. See Notes to Financial Statements--Note D for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2003.

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD;
(b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. However, during FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

The accumulated arrears on loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which BiH and SAM undertook responsibility, were cleared through new consolidation loans extended by IBRD in FY 1996 and FY 2002, respectively. These new loans included the loan principal outstanding assumed, respectively, by BiH and SAM as part of their conditions for succession to membership of the former SFRY, as well as all unpaid interest and charges related to the former SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which was presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD's allowance for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision.

During FY 2003, IBRD determined that the offset to loans outstanding related to BiH and SAM, that was initially classified as Deferred Loan Income, should be reclassified to Accumulated Provision for Loan Losses to better reflect the nature of these amounts. Following the reclassification, the required provisions for these countries were reassessed, and resulted in a positive effect on income of $591 million. See the Notes to Financial Statements--Note D for additional information.

Overall, the accumulated provision for losses on loans and guarantees decreased during FY 2003. This decrease was primarily due to a net improvement in borrowers' risk ratings; negative NET DISBURSEMENTS on loans, including
$7 billion of prepayments, which reduced loans outstanding; and the reclassification of deferred income on loans to BiH and SAM and subsequent reassessment of the required provision, as discussed above.

COMMERCIAL CREDIT RISK

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note G.

TABLE 13 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

The increase in the proportion of AA rated investments, compared to the prior year, is mainly due to the increase in deposits with commercial banks. After the effects of netting arrangements, the credit exposure from swaps increased from $1,534 million at June 30, 2002 to $6,599 million at June 30, 2003. The swap credit exposure of $6,599 million is offset by collateral of $4,941 million, which results in a total net swap exposure of $1,658 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

TABLE 13: CREDIT EXPOSURE BY COUNTERPARTY RATING

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------
                                        AT JUNE 30, 2003
                       ---------------------------------------------------
                             INVESTMENTS
                       -----------------------
                                    AGENCIES,      NET      TOTAL EXPOSURE      %
COUNTERPARTY                         BANKS &       SWAP     ON INVESTMENTS      OF
RATING                 SOVEREIGNS   CORPORATES   EXPOSURE     AND SWAPS       TOTAL
---------------------  ----------   ----------   --------   --------------   --------
AAA..................    $  273      $10,147      $  529       $10,949          39
AA...................       842       10,838         969        12,649          46
A....................     1,132        2,939         160         4,231          15
                         ------      -------      ------       -------         ---
Total................    $2,247      $23,924      $1,658       $27,829         100
                         ======      =======      ======       =======         ===
-------------------------------------------------------------------------------------

IN MILLIONS OF U.S. D  IN MILLIONS OF U.S. DOLLARS
---------------------  -----------------------------------------------------
                           AT JUNE 30, 2002            AT JUNE 30, 2001
                       -------------------------   -------------------------

                       TOTAL EXPOSURE      %       TOTAL EXPOSURE      %
COUNTERPARTY           ON INVESTMENTS      OF      ON INVESTMENTS      OF
RATING                   AND SWAPS       TOTAL       AND SWAPS       TOTAL
---------------------  --------------   --------   --------------   --------
AAA..................     $11,217          47         $ 9,225          39
AA...................       9,253          38          13,527          56
A....................       3,537          15           1,169           5
                          -------         ---         -------         ---
Total................     $24,007         100         $23,921         100
                          =======         ===         =======         ===
---------------------

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The current value information is used in the asset/liability management process.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

TABLE 14 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

TABLE 14: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------------
                                                         AT JUNE 30, 2003                    AT JUNE 30, 2002
                                                 ---------------------------------   ---------------------------------
                                                                          CURRENT                             CURRENT
                                                 CARRYING   CONTRACTUAL    VALUE     CARRYING   CONTRACTUAL    VALUE
                                                  VALUE        YIELD        MARK      VALUE        YIELD        MARK
                                                 --------   -----------   --------   --------   -----------   --------
LOANS(A).......................................  $116,240      4.09%       $6,353    $121,589      5.06%       $4,865
  Variable-Rate Multicurrency Pool Loans.......    22,728      4.62         2,447      28,076      5.03         1,766
  Single Currency Pool Loans(b)................    20,490      6.95         1,682      25,585      8.12         1,987
  Variable-Spread Loans(c).....................    36,424      1.62            44      33,031      2.44            54
  Fixed-Rate Single Currency Loans.............    15,315      6.45         1,756      15,873      6.59           969
  Special Structural and Sector Adjustment
    Loans(d)...................................     8,454      3.33             8      11,505      4.22            15
  Fixed-Spread Loans...........................    12,414      3.18           401       7,017      4.00            57
  Other Fixed Rate Loans.......................       415      7.92            15         502      7.86            17

LIQUID ASSET PORTFOLIO(E,F)....................  $ 26,423      1.35%                 $ 24,886      2.11%

BORROWINGS (INCLUDING SWAPS)(E)................  $107,845      2.75%       $4,946    $114,261      3.61%       $3,499
  Variable-Rate Multicurrency Pools............    13,615      3.96         2,624      17,875      4.09         1,780
  Single Currency Pools........................    12,857      5.68         1,046      16,996      7.03         1,260
  Variable-Spread..............................    25,151      1.05          (186)     22,106      1.96          (229)
  Fixed-Rate Single Currency...................    12,400      6.13         1,451      13,727      5.83           774
  Special Structural and Sector Adjustment.....     8,012      1.04           (22)     11,916      1.79           (74)
  Fixed-Spread.................................     7,146      2.61           133       5,055      3.13           (85)
  Other Debt(g)................................    28,664      1.42          (100)     26,586      2.27            73
----------------------------------------------------------------------------------------------------------------------

a.  Contractual yield is presented before the application of interest waivers.

b. Excludes fixed-rate single currency pool loans, which have been classified in other fixed-rate loans.

c. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

d.  Includes loans with non-standard terms.

e. Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

f. The liquid asset portfolio is carried and reported at market value and excludes investment assets associated with certain other postemployment benefits.

g.  Includes amounts not yet allocated at June 30, 2003 and June 30, 2002.

INTEREST RATE RISK

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD's income to changes in market interest rates will increase.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 69% of the existing outstanding loan portfolio (71% at the end of FY 2002). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose some residual interest rate risk, given the lag inherent in the lending rate calculation. Since pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2009. The debt which funds these loans has maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates.

Over-funding reaches a maximum of approximately $5.8 billion in FY 2016. Strategies for managing this risk include changing the rate fixity of the overfunded portion of the debt from fixed to floating rates beyond 2009 through the use of FORWARD STARTING SWAPS. IBRD began executing these swaps in FY 2000 and to date has paid $165 million. IBRD expects these forward starting swaps to continue to be transacted in a phased manner. The present value of the remaining over-funded portion of the above market debt is approximately $424 million as of June 30, 2003.

Interest rate risk on non-cost pass-through products, which currently account for 31% of the existing loan portfolio (29% at the end of FY 2002), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has developed a framework to analyze and assess the mismatch risk and, during FY 2002, IBRD executed some overlay interest rate swaps to reduce this mismatch risk.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 9 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2003 and FY 2002.

LIQUIDITY RISK

Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, please refer to Section 4--Liquidity Management.

FIGURE 9: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

AT JUNE 30, 2003

                                   [GRAPHIC]

AT JUNE 30, 2002

                                   [GRAPHIC]

OPERATIONAL RISK

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal controls that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates.

Since 1996, IBRD has used a COSO(a)-based integrated internal control framework. IBRD's approach to operational risk management continues to evolve each year as IBRD seeks to adopt best practice. IBRD uses several tools to monitor and control operational risk. These tools include self-assessment workshops, business process reviews in the finance, treasury and accounting areas, annual cascading internal representation letters from business unit managers, and compliance reviews. These tools are used to assist business units in identifying key operational risks and assessing the degree to which they mitigate these risks and maintain appropriate controls. Action plans are developed for issues identified. In addition, these action plans and the risks they are intended to address are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes the risks to determine if they pose a threat to management's ability to make a positive assertion on the adequacy of internal controls surrounding IBRD's external financial reporting.

The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

IBRD has obtained an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

During FY 2004, IBRD plans to further enhance its operational risk management practices by moving towards an approach that emphasizes active management of operational risk for its finance activities. The objective of this effort is to supplement the traditional control-based approach to operational risk with risk measures, tools and disciplines that are risk specific and consistently applied.

                        7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD's accumulated provision for losses on loans and guarantees reflects probable losses in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

---------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

Judgments on borrowers' expected default frequencies and severities of losses given default are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements--Notes A and D.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include certain features in debt instruments that, for accounting purposes, are separately valued and accounted for as either assets or liabilities. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

                            8. RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was due to changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2003, interest rates for most currencies were significantly lower than those in FY 2002. In addition, interest rates declined in both years. The U.S. dollar short-term interest rates (six-month LIBOR) depicted in FIGURE 10 illustrate these trends.

FIGURE 10: LIBOR INTEREST RATES - U.S. DOLLAR

                                   [GRAPHIC]

OPERATING INCOME

IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 15 shows a breakdown of income, net of funding costs.

TABLE 15: NET INCOME

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2003    FY 2002    FY 2001
                                                              --------   --------   --------
Loan interest income, net of funding costs
    Debt funded.............................................   $  936     $  848     $  509
    Equity funded...........................................    1,483      1,714      1,871
                                                               ------     ------     ------
  Total loan interest income, net of funding costs..........    2,419      2,562      2,380
Other loan income...........................................      111         98         11
Provision for losses on loans and guarantees................    1,300         15       (676)
Investment income, net of funding costs.....................       36         32        140
Net noninterest expense.....................................     (845)      (783)      (711)
                                                               ------     ------     ------
OPERATING INCOME............................................    3,021      1,924      1,144
  Effects of applying FAS 133...............................    2,323        854        345
                                                               ------     ------     ------
NET INCOME--REPORTED BASIS..................................   $5,344     $2,778     $1,489
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

FY 2003 VERSUS FY 2002

FY 2003 operating income was $3,021 million, $1,097 million higher than for FY 2002. The main reason for the increase in operating income was a reduction in the accumulated provision for losses on loans and guarantees.

During FY 2003, provisioning requirements were reduced by $709 million due to a net improvement in borrowers' risk ratings and negative net disbursements, including $6,972 million of loan prepayments.

In addition, as discussed previously in Section 6, Financial Risk Management--Country Credit Risk, in FY 2003, IBRD reclassified an amount related to loans to the former SFRY, for which BiH and SAM undertook responsibility, from Deferred Loan Income to Accumulated Provision for Loan Losses to better reflect its nature. Subsequent to this reclassification, the provisioning requirements for these countries were reassessed, resulting in an additional $591 million being taken into income.

During FY 2002, provisioning requirements were reduced by $15 million as credit improvements in the nonaccrual portfolio were offset by a net deterioration in the credit quality of the accrual portfolio.

FY 2002 VERSUS FY 2001

FY 2002 operating income was $1,924 million, $780 million higher than in FY 2001. The majority of this increase was due to a reduction in the provision for loan loss expense of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio.

NET INTEREST INCOME

FY 2003 VERSUS FY 2002

Loan interest income, net of funding costs, decreased by $143 million due primarily to lower returns on the equity funded component of loans, and lower average loan balances, offset partially by the interest rate repricing lag inherent in the cost pass-through loans in a falling interest rate environment. Interest income was also affected by an increase in prepayment premiums.

FY 2002 VERSUS FY 2001

    - Loan interest income, net of funding costs, increased $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans, and the decrease in the waiver rate on OLD LOANS.

    - Investment income net of funding costs decreased by $108 million in FY 2002 due primarily to changes in U.S. dollar short-term interest rates.

    - Other loan income increased by $87 million due primarily to the interest income on loans to three countries which were restored to accrual status in FY 2002.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 16.

TABLE 16: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2003    FY 2002    FY 2001
                                                              --------   --------   --------
Gross Administrative Expenses
  Staff Costs...............................................   $  406     $  428     $  466
  Consultant Fees...........................................       78         86         62
  Operational Travel........................................       86         91         77
  Pension and other postretirement benefits.................       58         17          7
  Other Expenses............................................      410        430        416
                                                               ------     ------     ------
Total Gross Administrative Expenses.........................    1,038      1,052      1,028
Less: Contribution to Special Programs......................      156        176        147
                                                               ------     ------     ------
Total Net Administrative Expenses...........................      882        876        881
  Contribution to Special Programs..........................      156        176        147
  Service Fee Revenues......................................     (178)      (155)      (146)
  Income from Staff Retirement Plan and other post
    retirement benefit plans................................       --        (93)      (155)
  Net Other Income..........................................      (15)       (21)       (16)
                                                               ------     ------     ------
    TOTAL NET NONINTEREST EXPENSE...........................   $  845     $  783     $  711
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

FY 2003 VERSUS FY 2002

Net noninterest expense increased by $62 million primarily due to a $134 million increase in pension and other postretirement benefit costs. This was offset by a $55 million decrease in other administrative expenses and a $23 million increase in service fee revenues. The increase in pension and other postretirement benefit costs was primarily due to changes in the underlying actuarial assumptions and a decrease in the value of the pension assets during FY 2002. See Notes to Financial Statements--Note K.

FY 2002 VERSUS FY 2001

Net noninterest expense increased by $72 million due primarily to a reduction in the actuarially determined amount of pension income in FY 2002. In addition, total gross administrative expenses were $24 million higher in FY 2002 than in FY 2001.

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings as required. When IBRD borrows in currencies that are not needed for lending, it immediately swaps the borrowings into the needed currencies to take advantage of the arbitrage opportunities which may exist. During FY 2003, the effects of applying FAS 133 were $2,323 million compared to $854 million for FY 2002. This increase in the effects of applying FAS 133 was due primarily to a significant drop in the interest rates for certain currencies in FY 2003 as compared to FY 2002.

This decline in interest rates caused a significant increase in the value of the liability swaps. While economically this increase in the liability swaps has been offset by a corresponding increase in the value of the fixed rate borrowings, IBRD's application of FAS 133 requires that only derivative instruments be marked to market. For management reporting purposes, IBRD has disclosed the Current Value financial statements in TABLE 2 in Section 2. IBRD believes that these statements make fully evident the risk management strategy that IBRD employs.

                                 9. GOVERNANCE

GENERAL GOVERNANCE

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of IBRD's(a) Board of Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. James D. Wolfensohn, President, is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

    - Committee on Development Effectiveness

    - Audit Committee

    - Budget Committee

    - Personnel Committee

    - Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. This means, for example, that the Audit Committee may meet from 20 to 30 times per year. Each Committee's terms of reference establishes its respective roles and responsibilities. As

---------

a.  For purposes of this section, references to IBRD are also applicable to IDA.

Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board to exercise, on its behalf, oversight and assessment of the effectiveness of financial policies and reporting, fiduciary controls, various aspects of financial, business, operating, and reputational risk, quality of earnings, and internal controls. In the execution of this role, the Committee discusses with management and the external auditors financial issues and policies which have an important bearing on the institution's financial position and risk-bearing capacity. It also reviews the internal audit work program with the Auditor General, and management. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and periodically reviews its terms of reference.

COMMUNICATIONS

The Audit Committee communicates regularly with the full Board through distribution of the following:

    - The minutes of its meetings.

    - Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

    - "Statement(s) of the Chairman" and statements issued by other members of the Committee.

    - The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

EXECUTIVE SESSIONS

Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets in executive session with the external auditors at least once a year.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to Management. The quarterly and annual financial statements are made available to the Committee for discussion prior to issuance. The Committee has the opportunity to meet with both management and the external auditors for bilateral discussions. The Committee then meets to discuss the financial statements with management and the external auditors.

CODE OF ETHICS

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics--Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

    - The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

    - The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD offers both an "Ethics HelpLine", as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through their website, as well as the postal service and telephone.

AUDITOR INDEPENDENCE

In February 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

    - An immediate prohibition of the external auditor from the provision of all non audit-related services.

    - All audit-related services must be preapproved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

    - Mandatory rebidding of the external audit contract every five years.

    - Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

    - Mandatory rotation of the senior partner after five years.

    - An evaluation of the performance of the external auditor at the mid-point of the five year term.

IBRD's external auditor is commencing a new term of up to five years as of FY 2004, and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. The service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Members of the Audit Committee have independent access to the external auditor. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards and International Standards on Auditing. In keeping with these standards, significant formal communications include:

    - Quarterly and annual financial statement reporting.

    - Annual appointment of the external auditors.

    - Presentation of the external audit plan.

    - Presentation of control recommendations and discussion of the COSO attestation and report.

    - Presentation of a statement regarding independence.

                 10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE
                     FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD's Condensed Current Value Balance Sheet at June 30, 2002 is presented, with a reconciliation to the reported basis, in TABLE 17 below. Similarly, IBRD's Condensed Current Value Comprehensive Statement of Income for the year ended June 30, 2002 is presented, with a reconciliation to the reported basis, in TABLE 18.

    TABLE 17: CONDENSED CURRENT VALUE BALANCE SHEET AT JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------
                                                                    JUNE 30, 2002
                                                   -----------------------------------------------
                                                              REVERSAL OF     CURRENT     CURRENT
                                                   REPORTED     FAS 133        VALUE       VALUE
                                                    BASIS       EFFECTS     ADJUSTMENTS    BASIS
                                                   --------   -----------   -----------   --------
Cash.............................................  $  1,083                               $  1,083
Investments......................................    26,076                                 26,076
Loans Outstanding................................   121,589                   $4,865       126,454
Less Accumulated Provision for Loan Losses and
  Deferred Loan Income...........................    (5,442)                                (5,442)
Swaps Receivable
  Investments....................................     9,940                                  9,940
  Borrowings.....................................    66,052     $(2,821)       2,821        66,052
  Other Asset/Liability..........................       727          (1)           1           727
Other Assets.....................................     7,769                     (473)        7,296
                                                   --------     -------       ------      --------
    Total Assets.................................  $227,794     $(2,822)      $7,214      $232,186
                                                   ========     =======       ======      ========
Borrowings.......................................  $110,263     $  (354)      $4,593      $114,502
Swaps Payable
  Investments....................................    10,827                                 10,827
  Borrowings.....................................    66,994      (1,254)       1,254        66,994
  Other Asset/Liability..........................       758           1           (1)          758
Other Liabilities................................     6,639                                  6,639
                                                   --------     -------       ------      --------
Total Liabilities................................   195,481      (1,607)       5,846       199,720
Paid in Capital Stock............................    11,476                                 11,476
Retained Earnings and Other Equity...............    20,837      (1,215)       1,368        20,990
                                                   --------     -------       ------      --------
    Total Liabilities and Equity.................  $227,794     $(2,822)      $7,214      $232,186
                                                   ========     =======       ======      ========
--------------------------------------------------------------------------------------------------

    TABLE 18: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------
                                                                      FY 2002
                                                    --------------------------------------------
                                                                     ADJUSTMENTS   CURRENT VALUE
                                                                     TO CURRENT    COMPREHENSIVE
                                                    REPORTED BASIS      VALUE          BASIS
                                                    --------------   -----------   -------------
Income from Loans.................................      $6,861                        $6,861
Income from Investments, net......................         734          $  48            782
Other Income......................................         277                           277
                                                        ------          -----         ------
  Total Income....................................       7,872             48          7,920
                                                        ------          -----         ------
Borrowing Expenses................................       4,903                         4,903
Administrative Expenses...........................       1,052                         1,052
Provision for Losses on Loans and Guarantees......         (15)            15             --
Other Expenses....................................           8                             8
                                                        ------          -----         ------
  Total Expenses..................................       5,948             15          5,963
                                                        ------          -----         ------
Operating Income..................................       1,924             33          1,957
Current Value Adjustments.........................                        881            881
Provision for Losses on Loans and Guarantees--
  Current Value...................................                         15             15
Effects of applying FAS 133.......................         854           (854)            --
                                                        ------          -----         ------
Net Income........................................      $2,778          $  75         $2,853
                                                        ======          =====         ======
------------------------------------------------------------------------------------------------

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of IBRD are complemented by those of three affiliated international organizations--the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with IBRD in achieving common objectives. Membership in these organizations is open only to members of IBRD. Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Executive Directors of IBRD serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 2003, all of IBRD's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board.

The President of IBRD is also the President of IFC, IDA, and MIGA. The Executive Vice President of IFC is also a Managing Director of IBRD. IDA and IBRD have the same staff. IFC and MIGA each employs its own staff and management (other than as noted in this paragraph). IBRD and IFC have also established several jointly-managed departments to coordinate policy advice and project investment in the area of private sector development; these departments are staffed by employees of both institutions and managed by jointly-appointed directors. IBRD staff also provide certain services to the other institutions. For information on fees that IFC, IDA, and MIGA pay IBRD for services, see Notes to Financial Statements Note I.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred and seventy-five countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 2003 equaled $27,148 million. At that date, IFC's total outstanding debt was $18,395 million comprising total borrowings of $17,315 million and guarantees of debt issued of $1,080 million. Of IFC's total outstanding debt, $134 million was due to IBRD. There were no undrawn lending commitments from IBRD to IFC.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD. Under a statement of policy of IBRD's Board of Governors, IBRD may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $7,357 million to date; at August 31, 2003, $1,273 million remained payable to IDA. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note H.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

                             ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Tanwir Ali Agha..............................  Afghanistan, Algeria, Ghana, Islamic Republic
                                               of Iran, Iraq, Morocco, Pakistan, Tunisia
Mahdy Ismail Aljazzaf........................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Yahya H. Alyahya.............................  Saudi Arabia
Rapee Asumpinpong............................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
John Austin..................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu
Kurt Bayer...................................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Amaury Bier..................................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Carole Brookins..............................  United States
Eckhard Deutscher............................  Germany
Pierre Duquesne..............................  France
Paulo F. Gomes...............................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Alieto Guadagni..............................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay
Yuzo Harada..................................  Japan
Finn Jonck...................................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Louis A. Kasekende...........................  Angola, Botswana, Burundi, Eritrea, Ethiopia,
                                               The Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Per Kurowski.................................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Alexey Kvasov................................  Russian Federation

Marcel Masse.................................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Ad Melkert...................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Franco Passacantando.........................  Albania, Greece, Italy, Malta, Portugal, San
                                               Marino, Timor-Leste
Tom Scholar..................................  United Kingdom
Chander Mohan Vasudev........................  Bangladesh, Bhutan, India, Sri Lanka
Pietro Veglio................................  Azerbaijan, Serbia & Montenegro, Kyrgyz
                                               Republic, Poland, Switzerland, Tajikistan,
                                               Turkmenistan, Uzbekistan
Guangyao Zhu.................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Shengman Zhang
Managing Director............................  Jeffrey A. Goldstein
Managing Director............................  Mamphela Ramphele
Managing Director............................  Peter Woicke
Senior Vice President, Development Economics
  and Chief Economist........................  Nicholas Stern
Vice President, Financial Sector and Network
  Head.......................................  Cesare Calari
Vice President and Controller................  Fayezul H. Choudhury
Vice President, Latin America and the
  Caribbean..................................  David de Ferranti
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Gobind T. Nankani
Vice President and Corporate Secretary.......  W. Paatii Ofosu-Amaah
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs and UN
  Affairs....................................  Ian A. Goldin
Vice President, East Asia and Pacific........  Jemal-ud-din Kassum
Vice President, Concessional Finance and
  Global Partnerships........................  Geoffrey Lamb
Vice President, Europe and Central Asia......  Shigeo Katsu
Vice President, Africa.......................  Callisto E. Madavo
Vice President and Chief Information
  Officer....................................  Mohamed Muhsin
Vice President, South Asia...................  Praful Patel
Vice President, External Affairs, Europe.....  Jean-Francois Rischard
Vice President and Special Representative,
  External Affairs, Japan....................  Yukio Yoshimura
Vice President and Network Head, Human
  Development................................  Jean-Louis Sarbib

Vice President and Network Head, Operations
  Policy and Country Services................  James W. Adams
Vice President, Middle East and North
  Africa.....................................  Christiaan Poortman
Vice President, Infrastructure and Private
  Sector Development and Network Head........  Nemat Shafik
Vice President, Human Resources..............  Katherine Sierra
Vice President, Strategy, Finance and Risk
  Management.................................  John Wilton
Vice President, World Bank Institute.........  Frannie Leautier
Vice President and General Counsel...........  Roberto Danino (effective October 2003)
Vice President and Treasurer.................  Graeme Wheeler
Director-General, Operations Evaluation......  Gregory K. Ingram

                           THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

      FISCAL YEAR, ANNOUNCEMENTS, ALLOCATION OF NET INCOME AND AUDIT FEES

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of IBRD (see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements--Note G).

AUDIT FEES

For FY 2003, Deloitte Touche Tohmatsu (International Firm) (DTT) served as IBRD's independent external auditors. Administrative expenses for FY 2003 included IBRD's share of the following professional fees for services provided by DTT: $1.0 million for audit services, $0.4 million for audit-related services, and $0.5 million for all other fees. (See the Notes to the Financial Statements--Note I, for a description of the allocation of administrative expenses between IBRD and IDA). Audit-related services include internal control reviews as well as accounting consultation concerning financial accounting and reporting standards. All other fees relate primarily to services provided for internal audit work performed in IBRD's country offices.

DTT also provided services to trust funds administered by IBRD ($0.6 million) and to IBRD's pension benefit plans ($0.1 million), as well as to other organizations affiliated with IBRD.

See the Governance section on p. 39 of this Information Statement for additional discussion of auditor independence issues.

                               GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

FAILED TRADES: Failed trades are securities transactions that do not settle on the contractual settlement date.

FORWARD STARTING SWAPS: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

HEDGING: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in the value or cash flow of a financial instrument.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:  London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

--------------------------------------------------------------------------------
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
JUNE 30, 2003
--------------------------------------------------------------------------------


Management's Report Regarding Effectiveness of Internal
  Controls Over External Financial Reporting................     52

Report of Independent Accountants on Management's Assertion
  Regarding Effectiveness of Internal Controls Over External
  Financial Reporting.......................................     54

Report of Independent Accountants...........................     55

Balance Sheet...............................................     56

Statement of Income.........................................     58

Statement of Comprehensive Income...........................     59

Statement of Changes in Retained Earnings...................     59

Statement of Cash Flows.....................................     60

Summary Statement of Loans..................................     61

Statement of Subscriptions to Capital Stock and Voting
  Power.....................................................     64

Notes to Financial Statements...............................     68

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

[GRAPHIC]

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2003 and June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2003       2002
                                                              --------   --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies...................................  $  1,259   $    415
  Currencies subject to restrictions--Note B................       670        668
                                                              --------   --------
                                                                 1,929      1,083
                                                              --------   --------
INVESTMENTS--Trading (including securities transferred under repurchase or security lending agreements of
  $153 million--June 30, 2003; $nil million June 30,
  2002)--Notes C and G......................................    27,919     24,256

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note C........       212      1,820

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................     1,794      1,632

RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes C and G................................    10,301      9,940
  Borrowings (including $7,084 million due to
    FAS 133--June 30, 2003; $2,821 million--June 30,
    2002)--Notes E and G....................................    70,316     66,052
  Other Asset/Liability (including $nil million due to
    FAS 133--June 30, 2003; $1 million--June 30,
    2002)--Notes F and G....................................       726        727
                                                              --------   --------
                                                                81,343     76,719
                                                              --------   --------
RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT
  OF SUBSCRIBED CAPITAL.....................................       166        355

OTHER RECEIVABLES
  Receivable from investment securities traded..............       272        427
  Accrued income on loans...................................     1,248      1,632
                                                              --------   --------
                                                                 1,520      2,059
                                                              --------   --------
LOANS OUTSTANDING (see Summary Statement of Loans, Notes D
  and G)
  Total loans...............................................   149,271    157,942
  Less undisbursed balance..................................    33,031     36,353
                                                              --------   --------
      Loans outstanding.....................................   116,240    121,589
  Less:
    Accumulated provision for loan losses...................     4,045      5,053
    Deferred loan income....................................       433        389
                                                              --------   --------
      Net loans outstanding.................................   111,762    116,147
                                                              --------   --------
OTHER ASSETS
  Unamortized issuance costs of borrowings..................       455        473
  Prepaid pension cost--Note K..............................     2,014      2,090
  Miscellaneous.............................................     1,238      1,160
                                                              --------   --------
                                                                 3,707      3,723
                                                              --------   --------
TOTAL ASSETS................................................  $230,352   $227,794
                                                              ========   ========

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2003 and June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2003       2002
                                                              --------   --------
LIABILITIES

BORROWINGS--Notes E and G
  Short-term................................................  $  3,432   $  4,918
  Medium- and long-term (including $1,559 million due to
    FAS 133--June 30, 2003; $354 million--June 30, 2002)....   105,122    105,345
                                                              --------   --------
                                                               108,554    110,263
                                                              --------   --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITIES LENT
  UNDER SECURITIES LENDING AGREEMENTS, AND PAYABLE FOR CASH
  COLLATERAL RECEIVED--Note C...............................       153         --

PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes C and G................................    11,862     10,827
  Borrowings (including $1,875 million due to
    FAS 133--June 30, 2003; $1,254 million--June 30,
    2002)--Notes E and G....................................    64,779     66,994
  Other Asset/Liability (including $(1) million due to
    FAS 133--June 30, 2003, $(1) million--June 30,
    2002)--Notes F and G....................................       810        758
                                                              --------   --------
                                                                77,451     78,579
                                                              --------   --------
PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF
  SUBSCRIBED CAPITAL........................................        64         61

OTHER LIABILITIES
  Payable for investment securities purchased...............     1,328        975
  Accrued charges on borrowings.............................     1,633      2,316
  Payable for Board of Governors-approved transfers--Note
    H.......................................................     1,474      1,437
  Liabilities under other postretirement benefits
    plans--Note K...........................................       157        144
  Accounts payable and miscellaneous liabilities--Note D....     1,620      1,706
                                                              --------   --------
                                                                 6,212      6,578
                                                              --------   --------
TOTAL LIABILITIES...........................................   192,434    195,481
                                                              --------   --------

EQUITY

CAPITAL STOCK (see Statement of Subscriptions to Capital
  Stock and Voting Power, Note B)
  Authorized capital (1,581,724 shares--June 30, 2003 and
    June 30, 2002)
    Subscribed capital (1,571,412 shares--June 30, 2003;
    1,570,895 shares--June 30, 2002)........................   189,567    189,505
  Less uncalled portion of subscriptions....................   178,089    178,029
                                                              --------   --------
                                                                11,478     11,476

AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note B......      (331)      (641)

RETAINED EARNINGS (see Statement of Changes in Retained
  Earnings, Note H).........................................    27,031     22,227

ACCUMULATED OTHER COMPREHENSIVE LOSS--Note M................      (260)      (749)
                                                              --------   --------

TOTAL EQUITY................................................    37,918     32,313
                                                              --------   --------

TOTAL LIABILITIES AND EQUITY................................  $230,352   $227,794
                                                              ========   ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2003      2002     2001
                                                              -------   ------   -------
INCOME
  Loans--Note D
    Interest................................................  $ 5,659   $6,779   $ 8,052
    Commitment charges......................................       83       82        91
  Investments-Trading--Note C
    Interest................................................      413      725     1,476
    Net gains (losses)
      Realized..............................................       11       39       (10)
      Unrealized............................................      (21)     (48)       51
  Securities purchased under resale agreements--Note C......       15       22        29
  Staff Retirement Plan and other postretirement benefit
    plans--Note K...........................................       --       93       155
  Other income--Notes I and J...............................      202      184       171
                                                              -------   ------   -------
    Total income............................................    6,362    7,876    10,015
                                                              -------   ------   -------

EXPENSES
  Borrowing expenses--Note E
    Interest................................................    3,509    4,793     7,021
    Amortization of issuance and other borrowing costs......       85      110       131
    Interest on securities sold under repurchase agreements
      and payable for cash collateral received--Note C......       --        4         6
    Administrative expenses--Notes I, J, and K..............      882      876       881
    Contributions to special programs--Note I...............      156      176       147
    Provision for losses on loans and guarantees (decrease)
      increase--Note D......................................   (1,300)     (15)      676
    Other expenses..........................................        9        8         9
                                                              -------   ------   -------
    Total expenses..........................................    3,341    5,952     8,871
                                                              -------   ------   -------

OPERATING INCOME............................................    3,021    1,924     1,144

EFFECTS OF APPLYING FAS 133--Note N.........................    2,323      854       126
                                                              -------   ------   -------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.................................................    5,344    2,778     1,270

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE--Note
  N.........................................................       --       --       219
                                                              -------   ------   -------

NET INCOME..................................................  $ 5,344   $2,778   $ 1,489
                                                              =======   ======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2003     2002     2001
                                                              ------   ------   ------
NET INCOME..................................................  $5,344   $2,778   $1,489
OTHER COMPREHENSIVE INCOME--Note M
  Cumulative effect of change in accounting principle.......      --       --      500
  Reclassification of cumulative effect of change in
    accounting principle to net income......................    (117)    (128)    (169)
  Currency translation adjustments..........................     606      224     (535)
                                                              ------   ------   ------
    Total other comprehensive income (loss).................     489       96     (204)
                                                              ------   ------   ------
COMPREHENSIVE INCOME........................................  $5,833   $2,874   $1,285
                                                              ======   ======   ======

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2003      2002      2001
                                                              -------   -------   -------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR...........  $22,227   $19,851   $19,027
  Board of Governors-approved transfers to--Note H
    International Development Association...................     (300)     (302)     (320)
    Heavily Indebted Poor Countries Debt Initiative Trust
      Fund..................................................     (240)     (100)     (250)
    Capacity building in Africa.............................       --        --       (30)
    Trust Fund for Kosovo...................................       --        --       (35)
    Trust Fund for Federal Republic of Yugoslavia (now
      Serbia and Montenegro)................................       --        --       (30)
  Net income for the fiscal year............................    5,344     2,778     1,489
                                                              -------   -------   -------
RETAINED EARNINGS AT END OF THE FISCAL YEAR.................  $27,031   $22,227   $19,851
                                                              =======   =======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2003       2002       2001
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING (LENDING) ACTIVITIES
  Loans
    Disbursements...........................................  $(11,809)  $(11,154)  $(11,707)
    Principal repayments....................................    12,945     10,745      9,623
    Principal prepayments...................................     6,972      1,323         70
    Loan origination fees received..........................         8          7          1
                                                              --------   --------   --------
    Net cash provided by (used in) investing (lending)
     activities.............................................     8,116        921     (2,013)
                                                              --------   --------   --------
CASH FLOWS FROM BOARD OF GOVERNORS-APPROVED TRANSFERS TO
  International Development Association.....................      (300)        (2)       (20)
  Debt Reduction Facility for IDA-Only Countries............        --         (3)         3
  Trust Fund for Gaza and West Bank.........................       (13)        --        (17)
  Heavily Indebted Poor Countries Debt Initiative Trust
    Fund....................................................      (240)      (100)      (250)
  Trust Funds for Kosovo, and Federal Republic of Yugoslavia
    (now Serbia and Montenegro), and capacity building in
    Africa..................................................        --         --        (95)
                                                              --------   --------   --------
      Net cash used in Board of Governors-approved
       transfers............................................      (553)      (105)      (379)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Medium- and long-term borrowings
    New issues..............................................    17,246     22,803     17,223
    Retirements.............................................   (24,136)   (21,691)   (18,027)
  Net short-term borrowings.................................    (1,525)    (2,112)     1,870
  Net currency and interest rate swaps--Borrowings..........       357       (656)    (1,402)
  Net capital stock transactions............................        59         75         72
                                                              --------   --------   --------
      Net cash used in financing activities.................    (7,999)    (1,581)      (264)
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................     5,344      2,778      1,489
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Effects of applying FAS 133.............................    (2,323)      (854)      (126)
    Cumulative effect of change in accounting principle.....        --         --       (219)
    Depreciation and amortization...........................       668        189        979
    Amortization of deferred loan income....................       (83)       (65)       (49)
    Provision for losses on loans and guarantees (decrease)
     increase...............................................    (1,300)       (15)       676
    Income from Staff Retirement Plan and other
     postretirement benefit plans...........................        --        (93)      (155)
    Changes in other assets and liabilities
      Decrease in accrued income on loans...................       413        400        138
      (Increase) decrease in miscellaneous assets...........      (116)        (7)        82
      Decrease in accrued charges on borrowings.............      (709)      (947)       (49)
      (Decrease) increase in accounts payable and
       miscellaneous liabilities............................       (16)       (62)        54
                                                              --------   --------   --------
        Net cash provided by operating activities...........     1,878      1,324      2,820
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND
  LIQUID INVESTMENTS........................................       122         90        (88)
                                                              --------   --------   --------
NET INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS....     1,564        649         76
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE
  FISCAL YEAR...............................................    25,056     24,407     24,331
                                                              --------   --------   --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE
  FISCAL YEAR...............................................  $ 26,620   $ 25,056   $ 24,407
                                                              ========   ========   ========
COMPOSITION OF UNRESTRICTED CASH AND LIQUID INVESTMENTS:
  Investments--Trading......................................  $ 27,919   $ 24,256   $ 24,168
  Unrestricted currencies...................................     1,259        415         50
  Net payable for investment securities
    traded/purchased--Trading...............................    (1,056)      (548)      (178)
  Net (payable) receivable from currency and interest rate
    swaps--Investments......................................    (1,561)      (887)       252
  Net receivable from securities purchased/sold under
    resale/repurchase agreements and payable for cash
    collateral received.....................................        59      1,820        115
                                                              --------   --------   --------
                                                              $ 26,620   $ 25,056   $ 24,407
                                                              ========   ========   ========
SUPPLEMENTAL DISCLOSURE
  Increase (decrease) in ending balances resulting from
    exchange rate fluctuations
    Loans outstanding.......................................  $  2,647   $  2,736   $ (3,329)
    Borrowings..............................................     4,922      4,093     (5,530)
    Currency and interest rate swaps--Borrowings............    (3,194)    (2,230)     3,164
  Capitalized loan origination fees included in total
    loans...................................................       112        102         77
  Capitalized interest and charges related to loans for
    which Serbia and Montenegro undertook responsibility....        --        799         --

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Algeria..............................................  $  1,590       $   95       $   363      $  1,132         0.97%
Argentina............................................     9,553           --         1,630         7,923         6.82
Armenia..............................................         8           --            --             8         0.01
Bahamas, The.........................................         *           --            --             *            *
Bangladesh...........................................        10           --            --            10         0.01
Barbados.............................................        23           --            14             9         0.01
Belarus..............................................       107           --            21            86         0.07
Belize...............................................        47           --             4            43         0.04
Bosnia and Herzegovina...............................       535           --            --           535         0.46
Botswana.............................................         6           --            --             6         0.01
Brazil...............................................    11,877          732         2,486         8,659         7.45
Bulgaria.............................................     1,463           73           196         1,194         1.03
Cameroon.............................................       166           --            14           152         0.13
Chad.................................................        40           --            14            26         0.02
Chile................................................       719           25           157           537         0.46
China................................................    16,289          850         4,609        10,830         9.32
Colombia.............................................     3,570          300           421         2,849         2.45
Congo, Republic of...................................         6           --            --             6         0.01
Costa Rica...........................................       122           --            38            84         0.07
Cote d'Ivoire........................................       492           --            --           492         0.42
Croatia..............................................       920           --           295           625         0.54
Cyprus...............................................        15           --            --            15         0.01
Czech Republic.......................................       174           --            --           174         0.15
Dominica.............................................         5           --             1             4            *
Dominican Republic...................................       486           72            61           353         0.30
Ecuador..............................................     1,054          114           117           823         0.71
Egypt, Arab Republic of..............................       760           12           216           532         0.46
El Salvador..........................................       602          161            75           366         0.32
Estonia..............................................        57           --            13            44         0.04
Fiji.................................................        11           --            --            11         0.01
Gabon................................................        52           --             4            48         0.04
Ghana................................................         4           --            --             4            *
Grenada..............................................        18            4             8             6         0.01
Guatemala............................................       808           80           315           413         0.36
Guyana...............................................         2           --            --             2            *
Honduras.............................................        95           --            --            95         0.08
Hungary..............................................       281           --            14           267         0.23
India................................................     9,333          348         3,844         5,141         4.42
Indonesia............................................    11,658          439           950        10,269         8.83
Iran, Islamic Republic of............................       775          200           197           378         0.32
Iraq.................................................        46           --            --            46         0.04
Jamaica..............................................       593           --           110           483         0.42
Jordan...............................................     1,218           --           197         1,021         0.88
Kazakhstan...........................................     1,490           40           232         1,218         1.05
Kenya................................................         9           --            --             9         0.01

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Korea, Republic of...................................  $  5,895       $   --       $     7      $  5,888         5.07%
Latvia...............................................       309           --            41           268         0.23
Lebanon..............................................       699          140           228           331         0.28
Lesotho..............................................        36           --            17            19         0.02
Liberia..............................................       142           --            --           142         0.12
Lithuania............................................       352           --            67           285         0.25
Macedonia, former Yugoslav Republic of...............       207           --            57           150         0.13
Malawi...............................................         2           --            --             2            *
Malaysia.............................................       789           --            66           723         0.62
Mauritius............................................        98           --             9            89         0.08
Mexico...............................................    13,347          905         1,773        10,669         9.18
Moldova..............................................       190           --             4           186         0.16
Morocco..............................................     2,996           77           287         2,632         2.26
Nigeria..............................................     1,224           --            --         1,224         1.05
Pakistan.............................................     2,742           --            36         2,706         2.33
Panama...............................................       377           --            97           280         0.24
Papua New Guinea.....................................       354           --            85           269         0.23
Paraguay.............................................       284           --            65           219         0.19
Peru.................................................     2,785           93           143         2,549         2.19
Philippines..........................................     4,134           34           748         3,352         2.88
Poland...............................................     2,711           --           351         2,360         2.03
Romania..............................................     3,000          170           604         2,226         1.91
Russian Federation...................................     8,190          481         1,280         6,429         5.53
St. Kitts and Nevis..................................        25           --            14            11         0.01
St. Lucia............................................        21           --            13             8         0.01
St. Vincent and the Grenadines.......................         5           --             4             1            *
Serbia and Montenegro................................     2,388           --            --         2,388         2.05
Seychelles...........................................         3           --            --             3            *
Slovak Republic......................................       399            6           190           203         0.17
Slovenia.............................................        85           --            14            71         0.06
South Africa.........................................        39           --            25            14         0.01
Sri Lanka............................................         4           --            --             4            *
Swaziland............................................        27           --            18             9         0.01
Syrian Arab Republic.................................         8           --            --             8         0.01
Tanzania.............................................         4           --            --             4            *
Thailand.............................................     2,305           --            86         2,219         1.91
Trinidad and Tobago..................................       121           20            11            90         0.08
Tunisia..............................................     2,255          131           534         1,590         1.37
Turkey...............................................     7,825           --         2,552         5,273         4.54
Turkmenistan.........................................        38           --             8            30         0.03

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Ukraine..............................................  $  2,795       $  300       $   291      $  2,204         1.90%
Uruguay..............................................     1,199           --           451           748         0.64
Uzbekistan...........................................       495           35           177           283         0.24
Venezuela, Republica Bolivariana de..................       701           --           125           576         0.50
Zambia...............................................        10           --            --            10         0.01
Zimbabwe.............................................       433           --            --           433         0.37
                                                       --------       ------       -------      --------       ------
Subtotal(5)..........................................   149,137        5,937        27,094       116,106        99.89
Caribbean Development Bank(3)........................         1           --            --             1            *
International Finance Corporation(4).................       133           --            --           133         0.11
                                                       --------       ------       -------      --------       ------
Total--June 30, 2003(5)..............................  $149,271       $5,937       $27,094      $116,240       100.00%
                                                       ========       ======       =======      ========       ======
Total--June 30, 2002.................................  $157,942       $6,634       $29,719      $121,589
                                                       ========       ======       =======      ========

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $4,333 million ($3,705 million--June 30, 2002) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $1,604 million ($2,929 million--June 30, 2002) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $579 million ($811 million--June 30, 2002).

3. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

4. Loans to the International Finance Corporation have a weighted average interest rate of 6.54% and a weighted average maturity of 2.03 years. These loans are not eligible for IBRD's interest waivers.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                              AMOUNT       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Afghanistan..............................        300       0.02%    $  36.2     $   3.6       $   32.6           550       0.03%
Albania..................................        830       0.05       100.1         3.6           96.5         1,080       0.07
Algeria..................................      9,252       0.59     1,116.1        67.1        1,049.0         9,502       0.59
Angola...................................      2,676       0.17       322.8        17.5          305.4         2,926       0.18
Antigua and Barbuda......................        520       0.03        62.7         1.3           61.5           770       0.05
Argentina................................     17,911       1.14     2,160.7       132.2        2,028.4        18,161       1.12
Armenia..................................      1,139       0.07       137.4         5.9          131.5         1,389       0.09
Australia................................     24,464       1.56     2,951.2       181.8        2,769.5        24,714       1.53
Austria..................................     11,063       0.70     1,334.6        80.7        1,253.9        11,313       0.70
Azerbaijan...............................      1,646       0.10       198.6         9.7          188.8         1,896       0.12
Bahamas, The.............................      1,071       0.07       129.2         5.4          123.8         1,321       0.08
Bahrain..................................      1,103       0.07       133.1         5.7          127.4         1,353       0.08
Bangladesh...............................      4,854       0.31       585.6        33.9          551.6         5,104       0.32
Barbados.................................        948       0.06       114.4         4.5          109.9         1,198       0.07
Belarus..................................      3,323       0.21       400.9        22.3          378.5         3,573       0.22
Belgium..................................     28,983       1.84     3,496.4       215.8        3,280.6        29,233       1.81
Belize...................................        586       0.04        70.7         1.8           68.9           836       0.05
Benin....................................        868       0.06       104.7         3.9          100.8         1,118       0.07
Bhutan...................................        479       0.03        57.8         1.0           56.8           729       0.05
Bolivia..................................      1,785       0.11       215.3        10.8          204.5         2,035       0.13
Bosnia and Herzegovina...................        549       0.03        66.2         5.8           60.4           799       0.05
Botswana.................................        615       0.04        74.2         2.0           72.2           865       0.05
Brazil...................................     33,287       2.12     4,015.6       245.5        3,770.1        33,537       2.07
Brunei Darussalam........................      2,373       0.15       286.3        15.2          271.1         2,623       0.16
Bulgaria.................................      5,215       0.33       629.1        36.5          592.6         5,465       0.34
Burkina Faso.............................        868       0.06       104.7         3.9          100.8         1,118       0.07
Burundi..................................        716       0.05        86.4         3.0           83.4           966       0.06
Cambodia.................................        214       0.01        25.8         2.6           23.2           464       0.03
Cameroon.................................      1,527       0.10       184.2         9.0          175.2         1,777       0.11
Canada...................................     44,795       2.85     5,403.8       334.9        5,068.9        45,045       2.79
Cape Verde...............................        508       0.03        61.3         1.2           60.1           758       0.05
Central African Republic.................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chad.....................................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chile....................................      6,931       0.44       836.1        49.6          786.6         7,181       0.44
China....................................     44,799       2.85     5,404.3       335.0        5,069.3        45,049       2.79
Colombia.................................      6,352       0.40       766.3        45.2          721.1         6,602       0.41
Comoros..................................        282       0.02        34.0         0.3           33.7           532       0.03
Congo, Democratic Republic of............      2,643       0.17       318.8        25.4          293.5         2,893       0.18
Congo, Republic of.......................        927       0.06       111.8         4.3          107.5         1,177       0.07
Costa Rica...............................        233       0.01        28.1         1.9           26.2           483       0.03
Cote d'Ivoire............................      2,516       0.16       303.5        16.4          287.1         2,766       0.17
Croatia..................................      2,293       0.15       276.6        17.3          259.3         2,543       0.16
Cyprus...................................      1,461       0.09       176.2         8.4          167.9         1,711       0.11
Czech Republic...........................      6,308       0.40       761.0        45.9          715.0         6,558       0.41
Denmark..................................     13,451       0.86     1,622.7        97.8        1,524.9        13,701       0.85
Djibouti.................................        559       0.04        67.4         1.6           65.9           809       0.05
Dominica.................................        504       0.03        60.8         1.1           59.7           754       0.05
Dominican Republic.......................      2,092       0.13       252.4        13.1          239.3         2,342       0.14
Ecuador..................................      2,771       0.18       334.3        18.2          316.1         3,021       0.19
Egypt, Arab Republic of..................      7,108       0.45       857.5        50.9          806.6         7,358       0.45

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                              AMOUNT       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
El Salvador..............................        141       0.01%    $  17.0     $   1.7       $   15.3           391       0.02%
Equatorial Guinea........................        715       0.05        86.3         2.7           83.5           965       0.06
Eritrea..................................        593       0.04        71.5         1.8           69.7           843       0.05
Estonia..................................        923       0.06       111.3         4.3          107.1         1,173       0.07
Ethiopia.................................        978       0.06       118.0         4.7          113.3         1,228       0.08
Fiji.....................................        987       0.06       119.1         4.8          114.3         1,237       0.08
Finland..................................      8,560       0.54     1,032.6        61.9          970.8         8,810       0.54
France...................................     69,397       4.42     8,371.7       520.4        7,851.3        69,647       4.31
Gabon....................................        987       0.06       119.1         5.1          113.9         1,237       0.08
Gambia, The..............................        543       0.03        65.5         1.5           64.0           793       0.05
Georgia..................................      1,584       0.10       191.1         9.3          181.8         1,834       0.11
Germany..................................     72,399       4.61     8,733.9       542.9        8,190.9        72,649       4.49
Ghana....................................      1,525       0.10       184.0        12.7          171.2         1,775       0.11
Greece...................................      1,684       0.11       203.1        14.1          189.1         1,934       0.12
Grenada..................................        531       0.03        64.1         1.4           62.7           781       0.05
Guatemala................................      2,001       0.13       241.4        12.4          229.0         2,251       0.14
Guinea...................................      1,292       0.08       155.9         7.1          148.8         1,542       0.10
Guinea-Bissau............................        540       0.03        65.1         1.4           63.7           790       0.05
Guyana...................................      1,058       0.07       127.6         5.3          122.3         1,308       0.08
Haiti....................................      1,067       0.07       128.7         5.4          123.3         1,317       0.08
Honduras.................................        641       0.04        77.3         2.3           75.0           891       0.06
Hungary..................................      8,050       0.51       971.1        58.0          913.1         8,300       0.51
Iceland..................................      1,258       0.08       151.8         6.8          144.9         1,508       0.09
India....................................     44,795       2.85     5,403.8       333.7        5,070.1        45,045       2.79
Indonesia................................     14,981       0.95     1,807.2       110.3        1,697.0        15,231       0.94
Iran, Islamic Republic of................     23,686       1.51     2,857.4       175.8        2,681.5        23,936       1.48
Iraq.....................................      2,808       0.18       338.7        27.1          311.6         3,058       0.19
Ireland..................................      5,271       0.34       635.9        37.1          598.8         5,521       0.34
Israel...................................      4,750       0.30       573.0        33.2          539.8         5,000       0.31
Italy....................................     44,795       2.85     5,403.8       334.8        5,069.0        45,045       2.79
Jamaica..................................      2,578       0.16       311.0        16.8          294.2         2,828       0.17
Japan....................................    127,000       8.08     15,320.6      944.0       14,376.7       127,250       7.87
Jordan...................................      1,388       0.09       167.4         7.8          159.6         1,638       0.10
Kazakhstan...............................      2,985       0.19       360.1        19.8          340.3         3,235       0.20
Kenya....................................      2,461       0.16       296.9        15.9          281.0         2,711       0.17
Kiribati.................................        465       0.03        56.1         0.9           55.2           715       0.04
Korea, Republic of.......................     15,817       1.01     1,908.1       114.5        1,793.5        16,067       0.99
Kuwait...................................     13,280       0.85     1,602.0        97.4        1,504.6        13,530       0.84
Kyrgyz Republic..........................      1,107       0.07       133.5         5.7          127.9         1,357       0.08
Lao People's Democratic Republic.........        178       0.01        21.5         1.5           20.0           428       0.03
Latvia...................................      1,384       0.09       167.0         7.8          159.2         1,634       0.10
Lebanon..................................        340       0.02        41.0         1.1           39.9           590       0.04
Lesotho..................................        663       0.04        80.0         2.3           77.6           913       0.06
Liberia..................................        463       0.03        55.9         2.6           53.3           713       0.04
Libya....................................      7,840       0.50       945.8        57.0          888.8         8,090       0.50
Lithuania................................      1,507       0.10       181.8         8.7          173.1         1,757       0.11
Luxembourg...............................      1,652       0.11       199.3         9.8          189.5         1,902       0.12
Macedonia, former Yugoslav Republic of...        427       0.03        51.5         3.2           48.3           677       0.04
Madagascar...............................      1,422       0.09       171.5         8.1          163.5         1,672       0.10
Malawi...................................      1,094       0.07       132.0         5.6          126.4         1,344       0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                              AMOUNT       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Malaysia.................................      8,244       0.52%    $ 994.5     $  59.5       $  935.0         8,494       0.53%
Maldives.................................        469       0.03        56.6         0.9           55.7           719       0.04
Mali.....................................      1,162       0.07       140.2         6.1          134.1         1,412       0.09
Malta....................................      1,074       0.07       129.6         5.4          124.1         1,324       0.08
Marshall Islands.........................        469       0.03        56.6         0.9           55.7           719       0.04
Mauritania...............................        900       0.06       108.6         4.1          104.4         1,150       0.07
Mauritius................................      1,242       0.08       149.8         6.7          143.1         1,492       0.09
Mexico...................................     18,804       1.20     2,268.4       139.0        2,129.4        19,054       1.18
Micronesia, Federated States of..........        479       0.03        57.8         1.0           56.8           729       0.05
Moldova..................................      1,368       0.09       165.0         7.6          157.4         1,618       0.10
Mongolia.................................        466       0.03        56.2         2.3           53.9           716       0.04
Morocco..................................      4,973       0.32       599.9        34.8          565.1         5,223       0.32
Mozambique...............................        930       0.06       112.2         4.8          107.4         1,180       0.07
Myanmar..................................      2,484       0.16       299.7        16.1          283.6         2,734       0.17
Namibia..................................      1,523       0.10       183.7         8.8          174.9         1,773       0.11
Nepal....................................        968       0.06       116.8         4.6          112.1         1,218       0.08
Netherlands..............................     35,503       2.26     4,282.9       264.8        4,018.1        35,753       2.21
New Zealand..............................      7,236       0.46       872.9        51.9          821.0         7,486       0.46
Nicaragua................................        608       0.04        73.3         2.1           71.3           858       0.05
Niger....................................        852       0.05       102.8         3.8           99.0         1,102       0.07
Nigeria..................................     12,655       0.81     1,526.6        92.7        1,433.9        12,905       0.80
Norway...................................      9,982       0.64     1,204.2        72.6        1,131.6        10,232       0.63
Oman.....................................      1,561       0.10       188.3         9.1          179.2         1,811       0.11
Pakistan.................................      9,339       0.59     1,126.6        67.8        1,058.9         9,589       0.59
Palau....................................         16          *         1.9         0.2            1.8           266       0.02
Panama...................................        385       0.02        46.4         3.2           43.2           635       0.04
Papua New Guinea.........................      1,294       0.08       156.1         7.1          149.0         1,544       0.10
Paraguay.................................      1,229       0.08       148.3         6.6          141.6         1,479       0.09
Peru.....................................      5,331       0.34       643.1        37.5          605.6         5,581       0.35
Philippines..............................      6,844       0.44       825.6        48.9          776.7         7,094       0.44
Poland...................................     10,908       0.69     1,315.9        79.6        1,236.3        11,158       0.69
Portugal.................................      5,460       0.35       658.7        38.5          620.2         5,710       0.35
Qatar....................................      1,096       0.07       132.2         9.0          123.3         1,346       0.08
Romania..................................      4,011       0.26       483.9        30.5          453.4         4,261       0.26
Russian Federation.......................     44,795       2.85     5,403.8       333.9        5,070.0        45,045       2.79
Rwanda...................................      1,046       0.07       126.2         5.2          120.9         1,296       0.08
St. Kitts and Nevis......................        275       0.02        33.2         0.3           32.9           525       0.03
St. Lucia................................        552       0.04        66.6         1.5           65.1           802       0.05
St. Vincent and the Grenadines...........        278       0.02        33.5         0.3           33.2           528       0.03
Samoa....................................        531       0.03        64.1         1.4           62.7           781       0.05
San Marino...............................        595       0.04        71.8         2.5           69.3           845       0.05
Sao Tome and Principe....................        495       0.03        59.7         1.1           58.6           745       0.05
Saudi Arabia.............................     44,795       2.85     5,403.8       335.0        5,068.9        45,045       2.79
Senegal..................................      2,072       0.13       250.0        13.0          237.0         2,322       0.14
Serbia and Montenegro....................      1,597       0.10       192.7        16.9          175.7         1,847       0.11
Seychelles...............................        263       0.02        31.7         0.2           31.6           513       0.03
Sierra Leone.............................        718       0.05        86.6         3.0           83.6           968       0.06
Singapore................................        320       0.02        38.6         3.9           34.7           570       0.04
Slovak Republic..........................      3,216       0.20       388.0        23.0          365.0         3,466       0.21
Slovenia.................................      1,261       0.08       152.1         9.5          142.6         1,511       0.09

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2003
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                              AMOUNT       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Solomon Islands..........................        513       0.03%    $  61.9     $   1.2       $   60.7           763       0.05%
Somalia..................................        552       0.04        66.6         3.3           63.3           802       0.05
South Africa.............................     13,462       0.86     1,624.0        98.8        1,525.2        13,712       0.85
Spain....................................     27,997       1.78     3,377.4       206.8        3,170.6        28,247       1.75
Sri Lanka................................      3,817       0.24       460.5        26.1          434.3         4,067       0.25
Sudan....................................        850       0.05       102.5         7.2           95.3         1,100       0.07
Suriname.................................        412       0.03        49.7         2.0           47.7           662       0.04
Swaziland................................        440       0.03        53.1         2.0           51.1           690       0.04
Sweden...................................     14,974       0.95     1,806.4       110.2        1,696.2        15,224       0.94
Switzerland..............................     26,606       1.69     3,209.6       197.2        3,012.4        26,856       1.66
Syrian Arab Republic.....................      2,202       0.14       265.6        14.0          251.7         2,452       0.15
Tajikistan...............................      1,060       0.07       127.9         5.3          122.5         1,310       0.08
Tanzania.................................      1,295       0.08       156.2        10.0          146.2         1,545       0.10
Thailand.................................      6,349       0.40       765.9        45.2          720.7         6,599       0.41
Timor-Leste..............................        517       0.03        62.4         1.9           60.4           767       0.05
Togo.....................................      1,105       0.07       133.3         5.7          127.6         1,355       0.08
Tonga....................................        494       0.03        59.6         1.1           58.5           744       0.05
Trinidad and Tobago......................      2,664       0.17       321.4        17.6          303.7         2,914       0.18
Tunisia..................................        719       0.05        86.7         5.7           81.1           969       0.06
Turkey...................................      8,328       0.53     1,004.6        59.8          944.8         8,578       0.53
Turkmenistan.............................        526       0.03        63.5         2.9           60.5           776       0.05
Uganda...................................        617       0.04        74.4         4.4           70.1           867       0.05
Ukraine..................................     10,908       0.69     1,315.9        79.3        1,236.6        11,158       0.69
United Arab Emirates.....................      2,385       0.15       287.7        22.6          265.1         2,635       0.16
United Kingdom...........................     69,397       4.42     8,371.7       539.5        7,832.2        69,647       4.31
United States............................    264,969      16.86     31,964.5    1,998.4       29,966.2       265,219      16.40
Uruguay..................................      2,812       0.18       339.2        18.6          320.7         3,062       0.19
Uzbekistan...............................      2,493       0.16       300.7        16.1          284.7         2,743       0.17
Vanuatu..................................        586       0.04        70.7         1.8           68.9           836       0.05
Venezuela, Republica Bolivariana de......     20,361       1.30     2,456.2       150.8        2,305.5        20,611       1.27
Vietnam..................................        968       0.06       116.8         8.1          108.7         1,218       0.08
Yemen, Republic of.......................      2,212       0.14       266.8        14.0          252.8         2,462       0.15
Zambia...................................      2,810       0.18       339.0        20.0          319.0         3,060       0.19
Zimbabwe.................................      3,325       0.21       401.1        22.4          378.7         3,575       0.22
                                           ---------     ------     --------    -------       --------     ---------     ------
Total--June 30, 2003(2)..................  1,571,412     100.00%    $189,567    $11,478       $178,089     1,617,412     100.00%
                                           =========     ======     ========    =======       ========     =========     ======
Total--June 30, 2002.....................  1,570,895     100.00%    $189,505    $11,476       $178,029     1,616,645
                                           =========     ======     ========    =======       ========     =========

*   Indicates amounts less than 0.005 percent.

----------

NOTES

1.  See Notes to Financial Statements--Note B.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Financial Reporting Standards. On July 31, 2003, the Board of Executive Directors approved these financial statements for issue.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

ACCOUNTING FOR DERIVATIVES: IBRD complies with the derivative accounting requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as International Accounting Standard (IAS) 39, "Financial Instruments:
Recognition and Measurement". These standards, collectively referred to as FAS 133 in this document, require that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategies that IBRD employs.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note B), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments--Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income for these plans, from prior fiscal years. This Pension Reserve will be reduced in future fiscal years if pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133 from prior years. At June 30, 2003, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for prior fiscal years.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal years 1996 and 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro
(SAM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). One component of the financial assistance packages for BiH and SAM, was a plan for the clearance of arrears under all loans to the former SFRY for which they undertook responsibility.

Under the arrears clearance plans, the accumulated arrears on loans to the former SFRY which were assumed by BiH and SAM were cleared through the issuance of new loans extended by IBRD.

IBRD's treatment of BiH and SAM was based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in fiscal year 1996. These criteria limit eligibility for such treatment to a country:
(a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

GUARANTEES: IBRD provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country in whose territory the project is located, on demand, or as IBRD may otherwise direct.

Prior to January 1, 2003, IBRD recorded a liability for the probable losses related to guarantees outstanding. In addition, fee income received from these guarantees was deferred and amortized over the period of benefit. The provision for losses on guarantees as well as the unamortized balance of the deferred guarantee fee income are included in Accounts Payable and Other Liabilities on the balance sheet. For guarantees issued or modified after December 31, 2002, in accordance with Financial Accounting Standards Board (FASB) Interpretation
No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", IBRD will record the fair value of the obligation to stand ready in the financial statements. IBRD has not issued or modified any guarantees after December 31, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default. This methodology considers the present value of expected cash flows relative to the contractual cash flows for each borrower.

Judgments on borrowers' expected default frequencies and severities are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

CASH AND LIQUID INVESTMENTS: IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash within ninety days.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2003 and June 30, 2002, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at fair value, using trade-date accounting. The first-in first-out
(FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

NONNEGOTIABLE NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED
CAPITAL: Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD's name. Accordingly, these instruments are carried and reported at face value as assets on the balance sheet.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to mitigate risks as well as lower its funding costs. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement.

VALUATION OF FINANCIAL INSTRUMENTS: Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

ACCOUNTING AND REPORTING DEVELOPMENTS: In January 2003 and April 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" and Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on derivative Instruments and Hedging Activities", respectively. These Standards did not have a material impact on IBRD's financial statements for the fiscal year ended June 30, 2003.

There were no significant changes in the relevant International Financial Reporting Standards that would have an impact on IBRD's financial statements.

NOTE B--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 2003, IBRD's capital comprised 1,581,724 authorized shares(1,581,724 shares--June 30, 2002), of which 1,571,412 shares had been subscribed (1,570,895 shares--June 30, 2002). Each share has a par value of
0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,478 million ($11,476 million--June 30, 2002) has been paid in, and the remaining $178,089 million ($178,029 million--June 30, 2002) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE:  Of the total amount of $331 million
($641 million--June 30, 2002) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $176 million
($195 million--June 30, 2002) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $155 million ($446 million--June 30, 2002) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

NOTE C--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the variation margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2003, IBRD had $428 million ($102 million--June 30, 2002) of short sales included in Payable for Investment Securities Purchased on the balance sheet.

As of June 30, 2003, IBRD had received $212 million ($1,833 million--June 30,
2002) of securities under resale agreements. None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2003 or June 30, 2002.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                 FY 2003          FY 2002
                                                              --------------   --------------
                                                              CARRYING VALUE   CARRYING VALUE
                                                              --------------   --------------
INVESTMENTS--TRADING
  Government and agency obligations.........................     $ 10,061         $  8,959
  Time deposits.............................................       13,363           10,196
  Asset-backed securities...................................        4,492            5,100
  Options and futures.......................................            3                1
                                                                 --------         --------
  TOTAL.....................................................       27,919           24,256
                                                                 --------         --------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS................          212            1,820
REPURCHASE AGREEMENTS AND SECURITIES LOANS..................         (153)              --
                                                                 --------         --------
INVESTMENT HOLDINGS EXCLUDING SWAPS.........................       27,978           26,076
                                                                 --------         --------
RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Currency swaps............................................        2,631            2,497
  Cross-currency interest rate swaps........................        7,620            7,435
  Interest rate swaps.......................................           50                8
                                                                 --------         --------
  TOTAL.....................................................       10,301            9,940
                                                                 --------         --------
PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Currency swaps............................................       (2,651)          (2,664)
  Cross-currency interest rate swaps payable................       (9,117)          (8,106)
  Interest rate swaps.......................................          (94)             (57)
                                                                 --------         --------
  TOTAL.....................................................      (11,862)         (10,827)
                                                                 --------         --------
INVESTMENT HOLDINGS INCLUDING SWAPS.........................     $ 26,417         $ 25,189
                                                                 ========         ========

--------------------------------------------------------------------------------

The following tables summarize IBRD's trading and other liquid portfolio instruments excluding and including swaps, by currency:

INVESTMENT HOLDINGS EXCLUDING SWAPS

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                         2003                                 2002
                                          ----------------------------------   ----------------------------------
                                                                   AVERAGE                              AVERAGE
                                          CARRYING    AVERAGE     REPRICING    CARRYING    AVERAGE     REPRICING
CURRENCY                                   VALUE     YIELD (%)    (YEARS)(A)    VALUE     YIELD (%)    (YEARS)(A)
----------------------------------------  --------   ----------   ----------   --------   ----------   ----------
Euro....................................  $ 8,956       2.49         1.20      $ 7,504       4.01         1.11
Japanese Yen............................    1,150       0.19         1.95        1,887       0.14         1.72
U.S. Dollars............................   16,738       1.49         0.16       15,484       2.29         0.30
Others..................................    1,134       2.63         0.05        1,201       3.39         0.05
                                          -------       ----         ----      -------       ----         ----
TOTAL...................................  $27,978       1.81         0.56      $26,076       2.69         0.62
                                          =======       ====         ====      =======       ====         ====

--------------------------------------------------------------------------------

INVESTMENT HOLDINGS INCLUDING SWAPS

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                         2003                                 2002
                                          ----------------------------------   ----------------------------------
                                                                   AVERAGE                              AVERAGE
                                          CARRYING    AVERAGE     REPRICING    CARRYING    AVERAGE     REPRICING
CURRENCY                                   VALUE     YIELD (%)    (YEARS)(A)    VALUE     YIELD (%)    (YEARS)(A)
----------------------------------------  --------   ----------   ----------   --------   ----------   ----------
U.S. Dollars............................  $25,673       1.47         0.12      $24,327       2.13         0.16
Others..................................      744       2.70         0.01          862       2.68         0.03
                                          -------       ----         ----      -------       ----         ----
TOTAL...................................  $26,417       1.53         0.12      $25,189       2.17         0.15
                                          =======       ====         ====      =======       ====         ====

--------------------------------------------------------------------------------

a. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D--LOANS AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans and fixed spread loans include special structural and sector adjustment loans. At
June 30, 2003 only variable spread loans and fixed spread loans, including special structural and sector adjustment loans were available for new commitments.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2003, IBRD continued to offer waivers of a portion of interest owed by all eligible borrowers. For the fiscal year ended June 30, 2003, the effect of this waiver was to reduce Net Income by $93 million, ($102 million--June 30, 2002, $139 million--June 30, 2001). In addition, IBRD continued to waive a portion of the commitment charge on undisbursed balances on all its loans, except for special structural and sector adjustment loans and certain other loans which are not eligible for the waiver. For the fiscal year ended June 30, 2003, the effect of this waiver was to reduce net income by $146 million ($156 million--June 30, 2002, $169 million--June 30, 2001).

A summary of IBRD's outstanding loans by currency and product at June 30, 2003 and June 30, 2002 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------------
                                                                        2003
                           -----------------------------------------------------------------------------------------------
                                                                                                     LOANS
                                EURO         JAPANESE YEN      U.S. DOLLARS        OTHERS         OUTSTANDING
                           ---------------  ---------------  ----------------  ---------------  ----------------
                           FIXED   ADJUST.  FIXED   ADJUST.   FIXED   ADJUST.  FIXED   ADJUST.   FIXED   ADJUST.   TOTAL
                           ------  -------  ------  -------  -------  -------  ------  -------  -------  -------  --------
Multicurrency loans(a,b)
  Amount.................  $   99  $ 7,538  $  54   $6,878   $   169  $ 6,668  $  93   $1,644   $   415  $22,728  $ 23,143
  Weighted average
    rate (%)(c)..........    8.16     4.62   7.68     4.62      7.98     4.62   7.67     4.62      7.92     4.62      4.68

Single currency pools
  Amount.................  $   --  $ 2,703  $  --   $   31   $    --  $17,756  $  --   $   --   $    --  $20,490  $ 20,490
  Weighted average
    rate (%)(c)..........      --     5.67     --     1.07        --     7.15     --       --        --     6.95      6.95
  Average Maturity
    (years)..............      --     3.41     --     2.54        --     3.44     --       --        --     3.43      3.43

Single currency loans
  Amount.................  $  685  $ 2,694  $  --   $  157   $14,630  $41,897  $  --   $    2   $15,315  $44,750  $ 60,065
  Weighted average
    rate (%)(c)..........    5.44     2.66     --     0.29      6.49     1.89     --     0.63      6.45     1.93      3.08
  Average Maturity
    (years)..............    3.81     6.05     --     6.58      3.79     5.58     --     3.47      3.79     5.61      5.15

Fixed-spread loans
  Amount.................  $2,216  $ 1,468  $   *   $   --   $ 1,974  $ 6,884  $  --   $   --   $ 4,190  $ 8,352  $ 12,542
  Weighted average
    rate (%)(c)..........    5.72     2.85     --       --      5.31     1.86     --       --      5.53     2.04      3.20
  Average maturity
    (years)..............   13.68    12.50     --       --      9.26     8.07     --       --     11.60     8.85      9.77
                           ------  -------  -----   ------   -------  -------  -----   ------   -------  -------  --------
TOTAL LOANS
  Amount.................  $3,000  $14,403  $  54   $7,066   $16,773  $73,205  $  93   $1,646   $19,920  $96,320  $116,240
  Weighted average
    rate (%)(c)..........    5.73     4.27   7.68     4.51      6.37     3.41   7.67     4.61      6.28     3.64      4.09
                                                                                                                  --------
TOTAL LOANS.....................................................................................................  $116,240

  Less accumulated provision for loan losses and deferred loan income...........................................     4,478
                                                                                                                  --------
Net loans outstanding...........................................................................................  $111,762
                                                                                                                  ========
--------------------------------------------------------------------------------------------------------------------------

NOTE: FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------------
                                                                         2002
                           ------------------------------------------------------------------------------------------------
                                                                                                      LOANS
                                EURO         JAPANESE YEN      U.S. DOLLARS        OTHERS          OUTSTANDING
                           ---------------  ---------------  ----------------  ---------------  -----------------
                           FIXED   ADJUST.  FIXED   ADJUST.   FIXED   ADJUST.  FIXED   ADJUST.   FIXED   ADJUST.    TOTAL
                           ------  -------  ------  -------  -------  -------  ------  -------  -------  --------  --------
Multicurrency loans(a,b)
  Amount.................  $  120  $ 8,586  $  82   $9,022   $   197  $ 8,785  $ 102   $1,683   $   501  $ 28,076  $ 28,577
  Weighted average
    rate (%)(c)..........    8.17     5.03   7.84     5.03      7.77     5.03   7.66     5.03      7.85      5.03      5.08

Single currency pools
  Amount.................  $   --  $ 2,835  $  --   $   40   $     1  $22,710  $  --   $   --   $     1  $ 25,585  $ 25,586
  Weighted average
    rate (%)(c)..........      --     6.65     --     1.72     11.60     8.32     --       --     11.60      8.12      8.12
  Average Maturity
    (years)..............      --     3.72     --     2.86      0.47     3.86     --       --      0.47      3.84      3.84

Single currency loans
  Amount.................  $  623  $ 2,045  $  --   $  139   $15,250  $42,350  $  --   $    2   $15,873  $ 44,536  $ 60,409
  Weighted average
    rate (%)(c)..........    5.47     3.82     --     0.28      6.64     2.86     --     1.71      6.59      2.90      3.87
  Average Maturity
    (years)..............    4.33     6.40     --     6.48      4.26     5.70     --     3.97      4.26      5.73      5.35

Fixed-spread loans
  Amount.................  $1,903  $   990  $  --   $    1   $   565  $ 3,558  $  --   $   --   $ 2,468  $  4,549  $  7,017
  Weighted average
    rate (%)(c)..........    5.72     4.10     --     0.59      6.64     2.63     --       --      5.93      2.95      4.00
  Average maturity
    (years)..............   14.74    14.44     --    13.34      9.56     8.34     --       --     13.55      9.67     11.04
                           ------  -------  -----   ------   -------  -------  -----   ------   -------  --------  --------
TOTAL LOANS
  Amount.................  $2,646  $14,456  $  82   $9,202   $16,013  $77,403  $ 102   $1,685   $18,843  $102,746  $121,589
  Weighted average
    rate (%)(c)..........    5.77     5.12   7.84     4.95      6.65     4.70   7.66     5.03      6.54      4.79      5.06
                                                                                                                   --------
TOTAL LOANS......................................................................................................  $121,589

  Less accumulated provision for loan losses and deferred loan income............................................     5,442
                                                                                                                   --------
Net loans outstanding............................................................................................  $116,147
                                                                                                                   ========
---------------------------------------------------------------------------------------------------------------------------

a. Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.

b. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

c.  Excludes effects of any waivers of loan interest.

*   Less than $0.5 million.

The maturity structure of IBRD's loans at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------
                                                                   2003
                       ---------------------------------------------------------------------------------------------
                       JULY 1, 2003 THROUGH    JULY 1, 2004 THROUGH    JULY 1, 2008 THROUGH
PRODUCT/RATE TYPE          JUNE 30, 2004           JUNE 30, 2008           JUNE 30, 2013       THEREAFTER    TOTAL
---------------------  ---------------------   ---------------------   ---------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   294                 $   117                 $     4           $    --     $    415
  Adjustable.........           3,568                  11,773                   6,545               842       22,728

Single currency pools
  Fixed..............              --                      --                      --                --           --
  Adjustable.........           3,750                  11,670                   4,773               297       20,490

Single currency loans
  Fixed..............           1,918                   8,743                   4,571                83       15,315
  Adjustable.........           5,030                  16,764                  16,684             6,272       44,750

Fixed-spread loans
  Fixed..............               1                     412                   1,620             2,157        4,190
  Adjustable.........              --                     859                   5,493             2,000        8,352
                              -------                 -------                 -------           -------     --------
All Loans
  Fixed..............           2,213                   9,272                   6,195             2,240       19,920
  Adjustable.........          12,348                  41,066                  33,495             9,411       96,320
                              -------                 -------                 -------           -------     --------
Total loans
  outstanding........         $14,561                 $50,338                 $39,690           $11,651     $116,240
                              =======                 =======                 =======           =======     ========
--------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------
                                                                   2002
                       ---------------------------------------------------------------------------------------------
                       JULY 1, 2002 THROUGH    JULY 1, 2003 THROUGH    JULY 1, 2007 THROUGH
PRODUCT/RATE TYPE          JUNE 30, 2003           JUNE 30, 2007           JUNE 30, 2012       THEREAFTER    TOTAL
---------------------  ---------------------   ---------------------   ---------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   311                 $   177                 $    13           $    --     $    501
  Adjustable.........           3,897                  13,574                   9,153             1,452       28,076

Single currency pools
  Fixed..............               1                      --                      --                --            1
  Adjustable.........           4,168                  13,528                   7,075               814       25,585

Single currency loans
  Fixed..............           1,433                   8,517                   5,784               139       15,873
  Adjustable.........           3,662                  18,118                  15,823             6,933       44,536

Fixed-spread loans
  Fixed..............              --                     193                     742             1,533        2,468
  Adjustable.........              --                     297                   2,836             1,416        4,549
                              -------                 -------                 -------           -------     --------
All Loans
  Fixed..............           1,745                   8,887                   6,539             1,672       18,843
  Adjustable.........          11,727                  45,517                  34,887            10,615      102,746
                              -------                 -------                 -------           -------     --------
Total loans
  outstanding........         $13,472                 $54,404                 $41,426           $12,287     $121,589
                              =======                 =======                 =======           =======     ========
--------------------------------------------------------------------------------------------------------------------

GUARANTEES

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $1,254 million were outstanding at June 30, 2003
($1,574 million--June 30, 2002). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the balance sheet. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At June 30, 2003, liabilities related to IBRD's obligations under guarantees of $33 million ($55 million--June 30, 2002), have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $24 million
($41 million--June 30, 2002).

During the second quarter of fiscal year 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee on October 15, 2002. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semiannual installments, commencing October 15, 2005, and to repay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003. No other guarantees provided by IBRD have been called as of June 30, 2003.

OVERDUE AMOUNTS

At June 30, 2003, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. The following table provides a summary of selected financial information related to loans in nonaccrual status as of June 30:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                2003       2002       2001
                                                              --------   --------   --------
Recorded investment in nonaccrual loans(a)..................   $3,012     $2,755     $2,832
Overdue amounts of nonaccrual loans:
  Principal payments........................................   $  319     $  336     $1,331
  Interest and charges......................................      310        313      1,087
                                                               ------     ------     ------
                                                               $  629     $  649     $2,418
                                                               ------     ------     ------
Average recorded investment in nonaccrual loans.............   $2,793     $2,897     $2,424
Accumulated provision for loan losses on nonaccrual
  loans(b)..................................................   $1,269     $1,523     $1,237
Interest income recognized on nonaccrual loans during fiscal
  year......................................................   $  113     $   84     $  136
Interest income not earned as a result of loans being in
  nonaccrual status.........................................   $   28     $   34     $   80
--------------------------------------------------------------------------------------------

       a. A loan loss provision has been made against each of the loans in the nonaccrual portfolio.

       b. Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                                2003
                                           ----------------------------------------------
                                            PRINCIPAL     PRINCIPAL AND      NONACCRUAL
BORROWER                                   OUTSTANDING   CHARGES OVERDUE       SINCE
-----------------------------------------  -----------   ---------------   --------------
WITH OVERDUES

  Iraq...................................    $   46           $ 90         December 1990

  Liberia................................       142            348         June 1987

  Seychelles.............................         3              1         August 2002

  Zimbabwe...............................       433            190         October 2000
                                             ------           ----

Total....................................       624            629

WITHOUT OVERDUES

  Serbia and Montenegro..................     2,388             --         September 1992
                                             ------           ----

TOTAL....................................    $3,012           $629
                                             ======           ====
-----------------------------------------------------------------------------------------

In July 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the fiscal year ended June 30, 2003 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. These events were considered in determining the adequacy of the provision for loan losses at June 30, 2002.

The arrears clearance of $131 million by the Democratic Republic of Congo, was accomplished using bridge financing provided by an international financial institution. On the same day of the arrears clearance, IDA disbursed a development credit to this country in support of economic reform and poverty reduction programs. Part of the proceeds of this development credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD.

On January 8, 2002, the accumulated arrears on loans for which SAM undertook responsibility were cleared through six new loans extended by IBRD. These new loans included the loan principal outstanding assumed by SAM as part of its conditions for succession to membership, as well as all unpaid interest and charges related to the SFRY loans for which SAM undertook responsibility.

During the fiscal year ended June 30, 2002, all IBRD loans to or guaranteed by BiH, Cote d'Ivoire, and the Republic of Congo were restored to accrual status. Income from loans for the fiscal year ended June 30, 2002 increased by $48 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Each of the arrears clearances of $25 million for Cote d'Ivoire, and $34 million for the Republic of Congo, was accomplished using bridge financing provided by an international financial institution. On the same day that the international financial institution provided financing, IDA disbursed development credits to the respective country in support of economic reform and poverty reduction programs. Some or all of the proceeds from these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

During June 1996 and January 2002, the accumulated arrears on loans to the former SFRY, for which BiH and SAM undertook responsibility, were cleared through the issuance of new loans extended by IBRD to the two countries. These loans included unpaid interest and charges related to SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which is presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

During fiscal year 2003, IBRD determined that these reductions should be reclassified as accumulated provision for loan losses to better reflect the nature of these amounts. Accordingly, prior year amounts have been reclassified to conform with the current year's presentation.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 are summarized below:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                                             JUNE 30, 2003    JUNE 30, 2002    JUNE 30, 2001
                                                             --------------   --------------   --------------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
  BEGINNING OF THE FISCAL YEAR.............................      $ 5,094          $4,106           $3,554
  Additional amounts held for loans to Serbia and
    Montenegro.............................................           --             799               --
Provision for losses on loans and guarantees--(decrease)
  increase.................................................       (1,300)            (15)             676
Translation adjustment.....................................          275             204             (124)
                                                                 -------          ------           ------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
  END OF THE FISCAL YEAR...................................      $ 4,069          $5,094           $4,106
                                                                 =======          ======           ======
COMPOSED OF:
  Accumulated provision for guarantee losses...............           24              41               32
  Accumulated provision for loan losses....................        4,045           5,053            4,074
                                                                 -------          ------           ------
Total......................................................      $ 4,069          $5,094           $4,106
                                                                 =======          ======           ======
-------------------------------------------------------------------------------------------------------------

                                                         REPORTED AS FOLLOWS
                                  ------------------------------------------------------------------
                                           BALANCE SHEET                  STATEMENT OF INCOME
                                  --------------------------------  --------------------------------
ALLOWANCE FOR LOSSES ON:
  Loans.........................  Accumulated Provision for Loan    Provision for Losses on Loans
                                    Losses                          and Guarantees
  Guarantees....................  Accounts Payable and              Provision for Losses on Loans
                                  Miscellaneous Liabilities         and Guarantees
----------------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into account.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA.

A summary of cumulative IDA development credits committed and disbursed under this program from inception, at June 30, 2003 and June 30, 2002 is presented below:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2003       2002
                                                              --------   --------
Commitments.................................................   $1,711     $1,706
Less undisbursed............................................       12         16
                                                               ------     ------
Disbursed and outstanding...................................   $1,699     $1,690
                                                               ======     ======
---------------------------------------------------------------------------------

NOTE E--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

A summary of IBRD's borrowings portfolio at June 30, 2003 and June 30, 2002 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------
                                                     CURRENCY                  INTEREST RATE
                      DIRECT BORROWINGS         SWAP AGREEMENTS(A)            SWAP AGREEMENTS           NET CURRENCY OBLIGATION
                   ------------------------ --------------------------- --------------------------- -------------------------------
                             WGTD.                       WGTD.            NOTIONAL   WGTD.                       WGTD.
                             AVG.  AVERAGE     AMOUNT    AVG.  AVERAGE     AMOUNT    AVG.  AVERAGE     AMOUNT     AVG.    AVERAGE
CURRENCY/                    COST  MATURITY   PAYABLE    COST  MATURITY   PAYABLE    COST  MATURITY   PAYABLE     COST  MATURITY(B)
RATE TYPE           AMOUNT    (%)  (YEARS)  (RECEIVABLE)  (%)  (YEARS)  (RECEIVABLE)  (%)  (YEARS)  (RECEIVABLE)  (%)     (YEARS)
------------------ --------  ----- -------- ------------ ----- -------- ------------ ----- -------- ------------ ------ -----------
EURO
  Fixed........... $ 12,679  6.01    5.33     $  1,212   5.42    3.17     $  2,644   5.36    9.45     $ 16,535    5.86      5.83
                                               (10,921)  5.85    5.07         (974)  6.61    3.25      (11,895)   5.91      4.93
  Adjustable......    4,678  5.89    8.39        8,807   2.74    4.55          958   2.13    1.94       14,443    3.72      5.62
                                                (5,610)  5.81    7.60       (2,645)  2.65    9.45       (8,255)   4.80      8.19
JAPANESE YEN
  Fixed...........    5,428  4.51    4.97          119   5.66    0.85        2,241   0.23    1.06        7,788    3.29      3.78
                                                (4,058)  4.93    3.58       (1,576)  2.61    3.38       (5,634)   4.28      3.53
  Adjustable......    9,764  4.97   24.89        4,217   0.15    1.99        1,576   0.11    3.38       15,557    3.15     16.50
                                               (10,008)  4.57   24.16       (2,241)  0.04    1.06      (12,249)   3.74     19.93
U.S. DOLLARS
  Fixed...........   49,292  5.42    4.44        5,760   9.23    2.10       18,123   5.45    8.19       73,175    5.73      5.19
                                                  (150)  7.06    0.68      (46,528)  5.10    4.02      (46,678)   5.10      4.01
  Adjustable......    1,374  4.13    6.97       41,907   1.01   11.55       52,404   1.13    3.44       95,685    1.12      7.05
                                               (11,712)  1.09    3.70      (23,578)  1.52    6.34      (35,290)   1.38      5.46
OTHERS
  Fixed...........   22,337  5.95    8.62          485   7.62    5.08           --     --      --       22,822    5.98      8.54
                                               (21,796)  5.88    8.27         (173)  6.66    3.26      (21,969)   5.89      8.23
  Adjustable......      240  3.49   20.53           --     --      --          173   3.46    3.26          413    3.48     13.30
                                                  (412)  5.11   13.32           --     --      --         (412)   5.11     13.32
                   --------  ----   -----     --------                    --------                    --------    ----     -----
TOTAL
  Fixed...........   89,736  5.58    5.64        7,576                      23,008                     120,320    5.64      5.82
                                               (36,925)                    (49,251)                    (86,176)   5.36      5.18
  Adjustable......   16,056  5.15   18.49       54,931                      55,111                     126,098    1.68      8.07
                                               (27,742)                    (28,464)                    (56,206)   2.42      9.07
                   --------  ----   -----     --------                    --------                    --------    ----
PRINCIPAL AT FACE
  VALUE...........  105,792  5.51    7.59       (2,160)                        404                     104,036    2.80
                             ====   =====                                                                         ====
NET UNAMORTIZED
  PREMIUM
  (DISCOUNT)......   (2,229)                     1,467                         (39)                       (801)
EFFECTS OF
  APPLYING FAS
  133.............    1,559                     (3,007)                     (2,202)                     (3,650)
                   --------                   --------                    --------                    --------
TOTAL............. $105,122                   $ (3,700)                   $ (1,837)                   $ 99,585
                   ========                   ========                    ========                    ========
-----------------------------------------------------------------------------------------------------------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------------------------
                                                     CURRENCY                  INTEREST RATE
                      DIRECT BORROWINGS         SWAP AGREEMENTS(A)            SWAP AGREEMENTS           NET CURRENCY OBLIGATION
                   ------------------------ --------------------------- --------------------------- -------------------------------
                             WGTD.                       WGTD.            NOTIONAL   WGTD.                       WGTD.
                             AVG.  AVERAGE     AMOUNT    AVG.  AVERAGE     AMOUNT    AVG.  AVERAGE     AMOUNT     AVG.    AVERAGE
CURRENCY/                    COST  MATURITY   PAYABLE    COST  MATURITY   PAYABLE    COST  MATURITY   PAYABLE     COST  MATURITY(B)
RATE TYPE           AMOUNT    (%)  (YEARS)  (RECEIVABLE)  (%)  (YEARS)  (RECEIVABLE)  (%)  (YEARS)  (RECEIVABLE)  (%)     (YEARS)
------------------ --------  ----- -------- ------------ ----- -------- ------------ ----- -------- ------------ ------ -----------
EURO
  Fixed........... $ 13,218  6.19    4.64     $  1,145   6.07    2.63     $  3,129   6.05    7.64     $ 17,492    6.16      5.05
                                               (11,539)  6.21    4.19       (1,117)  6.26    3.37      (12,656)   6.21      4.12
  Adjustable......    4,777  5.52    7.92        9,620   3.55    4.23        1,105   3.31    2.32       15,502    4.14      5.23
                                                (5,782)  5.10    7.61       (3,128)  3.83    7.64       (8,910)   4.65      7.62
JAPANESE YEN
  Fixed...........    7,437  4.57    4.90          127   5.48    1.75        2,283   0.37    1.32        9,847    3.61      4.03
                                                (5,979)  4.85    3.46       (1,757)  2.65    3.90       (7,736)   4.35      3.56
  Adjustable......    9,037  5.69   24.14        5,221   0.09    2.42        1,757   (0.07)   3.90      16,015    3.23     14.84
                                                (9,265)  5.24   22.73       (2,283)  (0.01)   1.32     (11,548)   4.20     18.50
U.S. DOLLARS
  Fixed...........   52,039  5.66    4.21       10,009   8.95    2.01       18,506   5.92    7.37       80,554    6.13      4.66
                                                  (314)  6.49    0.66      (50,647)  5.31    3.84      (50,961)   5.32      3.82
  Adjustable......    1,146  3.51    3.23       39,013   1.86   11.20       52,288   1.93    3.35       92,447    1.92      6.66
                                               (13,477)  1.93    3.59      (20,156)  2.17    6.68      (33,633)   2.07      5.44
OTHERS
  Fixed...........   17,107  6.95    8.54          169   2.52    0.08           --     --      --       17,276    6.91      8.46
                                               (16,201)  6.88    8.17         (154)  6.66    4.26      (16,355)   6.88      8.13
  Adjustable......      192  3.58   22.88           --     --      --          154   2.80    4.26          346    3.23     14.59
                                                  (345)  4.97   14.60           --     --      --         (345)   4.97     14.60
                   --------  ----   -----     --------                    --------                    --------    ----     -----
TOTAL
  Fixed...........   89,801  5.89    5.16       11,450                      23,918                     125,169    6.04      5.19
                                               (34,033)                    (53,675)                    (87,708)   5.65      4.64
  Adjustable......   15,152  5.44   17.43       53,854                      55,304                     124,310    2.37      7.56
                                               (28,869)                    (25,567)                    (54,436)   2.96      8.63
                   --------  ----   -----     --------                    --------                    --------    ----
PRINCIPAL AT FACE
  VALUE...........  104,953  5.83    6.93        2,402                         (20)                    107,335    3.67
                             ====   =====                                                                         ====
NET UNAMORTIZED
  PREMIUM.........       38                         61                          72                         171
EFFECTS OF
  APPLYING FAS
  133.............      354                       (347)                     (1,220)                     (1,213)
                   --------                   --------                    --------                    --------
TOTAL............. $105,345                   $  2,116                    $ (1,168)                   $106,293
                   ========                   ========                    ========                    ========
-----------------------------------------------------------------------------------------------------------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2002, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2003 AND JUNE 30, 2002(A)

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------------------------------------------------------------------------------------------------------------
                                                 2003                                         2002
                                      --------------------------   -----------------------------------------------------------
                                                         WGTD.                   CURRENCY SWAP(C)        NET           WGTD.
CURRENCY/                               PRINCIPAL      AVG. COST    PRINCIPAL        PAYABLE           CURRENCY      AVG. COST
RATE TYPE                             OUTSTANDING(B)      (%)      OUTSTANDING     (RECEIVABLE)     OBLIGATIONS(B)      (%)
------------------------------------  --------------   ---------   -----------   ----------------   --------------   ---------
U.S. DOLLARS
  Fixed.............................      $2,833          1.06       $3,964           $    --           $ 3,964         1.82
                                                            --                             --                --           --
  Adjustable........................         600          1.19          896                60               956         1.83
                                                            --                             --                --           --
OTHERS
  Fixed.............................          --            --           66                --                66        10.13
                                                            --                            (66)              (66)       10.13
                                          ------         -----       ------           -------           -------        -----
TOTAL
  Fixed.............................       2,833          1.06        4,030                --             4,030         1.96
                                                            --                            (66)              (66)       10.13
  Adjustable........................         600          1.19          896                60               956         1.83
                                                            --                             --                --           --
                                          ------         -----       ------           -------           -------        -----
PRINCIPAL AT FACE VALUE.............       3,433          1.08        4,926                (6)            4,920         1.82
NET UNAMORTIZED DISCOUNT............          (1)                        (8)               --                (8)
EFFECTS OF APPLYING FAS 133.........                                     --                 *                 *
                                          ------         -----       ------           -------           -------        -----
TOTAL...............................      $3,432          1.08       $4,918           $    (6)          $ 4,912         1.82
                                          ======         =====       ======           =======           =======        =====
------------------------------------------------------------------------------------------------------------------------------

a. As of June 30, 2003, there were no currency or interest rate swap agreements. As of June 30, 2002 there were no interest rate swap agreements.
b. At June 30, 2003, the average repricing period of the principal outstanding (net currency obligations) for short-term borrowings was less than one month (less than one month--June 30, 2002).
c.  Currency swap agreements include cross-currency interest rate swaps.
*   Less than $0.5 million

The maturity structure of IBRD's Medium- and Long-term borrowings outstanding at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------
PERIOD                                                          2003
------                                                        --------
July 1, 2003 through June 30, 2004..........................  $ 12,266
July 1, 2004 through June 30, 2005..........................    19,206
July 1, 2005 through June 30, 2006..........................    12,695
July 1, 2006 through June 30, 2007..........................     8,884
July 1, 2007 through June 30, 2008..........................     9,438
July 1, 2008 through June 30, 2013..........................    15,965
Thereafter..................................................    27,338
                                                              --------
Total.......................................................  $105,792
                                                              ========
----------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------
PERIOD                                                          2002
------                                                        --------
July 1, 2002 through June 30, 2003..........................  $ 17,498
July 1, 2003 through June 30, 2004..........................    11,773
July 1, 2004 through June 30, 2005..........................    17,937
July 1, 2005 through June 30, 2006..........................    11,206
July 1, 2006 through June 30, 2007..........................     6,917
July 1, 2007 through June 30, 2012..........................    16,566
Thereafter..................................................    23,056
                                                              --------
Total.......................................................  $104,953
                                                              ========
----------------------------------------------------------------------

LINE OF CREDIT: IBRD maintains a line of credit with an independent financial institution. This facility was created for the benefit of both IBRD and IDA. The available line of credit to each institution is $500 million, but usage from both institutions cannot exceed $500 million in aggregate. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2003, IBRD had drawn down $1 million under this facility. At June 30, 2002, IBRD maintained a $400 million line of credit with an independent financial institution and IDA maintained a $100 million line of credit with the same institution. No amounts were drawn down under these facilities as of June 30, 2002.

NOTE F--OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into a number of currency swaps to better align its currency composition of Equity with that of Loans Outstanding. A summary of IBRD's other asset/ liability swaps at June 30, 2003 and June 30, 2002 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------
                                           JUNE 30, 2003                              JUNE 30, 2002
                              ----------------------------------------   ----------------------------------------
                               OTHER ASSET/LIABILITY SWAP AGREEMENTS      OTHER ASSET/LIABILITY SWAP AGREEMENTS
                              ----------------------------------------   ----------------------------------------
                                AMOUNT         WEIGHTED       AVERAGE      AMOUNT         WEIGHTED       AVERAGE
                              RECEIVABLE       AVERAGE        MATURITY   RECEIVABLE       AVERAGE        MATURITY
                              (PAYABLE)        COST (%)       (YEARS)    (PAYABLE)        COST (%)       (YEARS)
                              ----------       --------       --------   ----------       --------       --------
U.S. dollars................    $ 726            1.26           3.72       $ 727            2.30           4.72
                                =====           =====           ====       =====           =====           ====

Euro........................    $(360)           2.49           3.71       $(312)           3.53           4.71
Japanese yen................     (450)          (0.06)          3.73        (446)          (0.03)          4.73
                                -----           -----           ----       -----           -----           ----
                                $(810)           1.07           3.72       $(758)           1.43           4.72
                                =====           =====           ====       =====           =====           ====
-----------------------------------------------------------------------------------------------------------------

NOTE G--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2003, IBRD had received collateral of $5,110 million in connection with swap agreements ($764 million--June 30, 2002). None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable closeout netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2003 and June 30, 2002 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS OF U.S DOLLARS
---------------------------------------------------------------------------------
                                                                2003       2002
                                                              --------   --------
INVESTMENTS--TRADING PORTFOLIO

Options and futures
  - Long position...........................................   $9,590     $6,300
  - Short position..........................................      222        976
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        *          1
Currency swaps(a)
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       92         51
Interest rate swaps
  - Notional principal......................................    4,575     10,705
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       50          8

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................    6,949      2,092
Interest rate swaps
  - Notional principal......................................   82,112     82,533
  - Credit exposure due to potential nonperformance by
    counterparties..........................................    5,079      3,084

OTHER ASSET/LIABILITY

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       --          *
---------------------------------------------------------------------------------

       *   Less than $0.5 million.

       a.  Includes cross-currency interest rate swaps.

NOTE H--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2003 and June 30, 2002:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2003       2002
                                                              --------   --------
Special reserve.............................................  $   293    $   293
General reserve.............................................   19,132     17,841
Pension reserve.............................................      963        870
Surplus.....................................................      100        100
Cumulative FAS 133 Adjustments..............................    1,199        345
Unallocated net income......................................    5,344      2,778
                                                              -------    -------
TOTAL.......................................................  $27,031    $22,227
                                                              =======    =======
---------------------------------------------------------------------------------

On August 8, 2002, the Executive Directors allocated $1,291 million of the net income earned in the fiscal year ended June 30, 2002 to the General Reserve and $93 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2002. In addition, the Executive Directors allocated $854 million of fiscal year 2002 net income to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors approved the following transfers out of fiscal year 2002 unallocated Net Income: $300 million as an immediate transfer to IDA and $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. These amounts were paid on September 30, 2002.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2003 and June 30, 2002 are included in the following table:

IN MILLIONS OF U.S DOLLARS
----------------------------------------------------------------------------------------------------------------
                                                                                                   AMOUNT
                                                                           TRANSFER FROM           PAYABLE
                                                                          FISCAL YEAR 2002       AT JUNE 30
                                                   AGGREGATE TRANSFERS      UNALLOCATED      -------------------
TRANSFERS TO                                      THROUGH JUNE 30, 2002      NET INCOME        2003       2002
------------------------------------------------  ---------------------   ----------------   --------   --------
International Development Association...........          $7,057                $300          $1,293     $1,243
Debt Reduction Facility for IDA-only
  Countries.....................................             300                  --              81         81
Trust Fund for Gaza and West Bank...............             380                  --              --         13
Heavily Indebted Poor Countries Debt Initiative
  Trust Fund....................................           1,400                 240             100        100
                                                                                              ------     ------
                                                                                              $1,474     $1,437
                                                                                              ======     ======
----------------------------------------------------------------------------------------------------------------

NOTE I--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative Expenses for the fiscal year ended June 30, 2003 are net of the share of administrative expenses allocated to IDA of $846 million
($654 million--June 30, 2002, $551 million--June 30, 2001). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties, including IFC and MIGA, for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2003, June 30, 2002, and
June 30, 2001, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                                2003       2002       2001
                                                              --------   --------   --------
Service fee revenue.........................................    $178       $155       $146
Included in these amounts are the following:
  Fees charged to IFC.......................................      28         26         19
  Fees charged to MIGA......................................       3          3          1
--------------------------------------------------------------------------------------------

At June 30, 2003 and June 30, 2002, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                          2003                                         2002
                       ------------------------------------------   ------------------------------------------
                                         PENSION AND                                  PENSION AND
                                            OTHER                                        OTHER
                       ADMINISTRATIVE   POSTRETIREMENT              ADMINISTRATIVE   POSTRETIREMENT
                          SERVICES         BENEFITS       TOTAL        SERVICES         BENEFITS       TOTAL
                       --------------   --------------   --------   --------------   --------------   --------
IDA..................      $ (310)          $  698         $388         $(252)           $  726         $474
IFC..................         (23)             277          254           (16)              286          270
MIGA.................          (3)              15           12            (3)               16           13
                           ------           ------         ----         -----            ------         ----
                           $ (336)          $  990         $654         $(271)           $1,028         $757
                           ======           ======         ====         =====            ======         ====
--------------------------------------------------------------------------------------------------------------

NOTE J--MANAGEMENT OF EXTERNAL FUNDS

TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD.

The trust fund assets by executing agent at June 30, 2003 and June 30, 2002 are summarized below:

--------------------------------------------------------------------------------------------
                                           2003                            2002
                               -----------------------------   -----------------------------
                                    TOTAL                           TOTAL
                                  FIDUCIARY       NUMBER OF       FIDUCIARY       NUMBER OF
                                   ASSETS        TRUST FUND        ASSETS        TRUST FUND
                               (IN MILLIONS OF    ACCOUNTS     (IN MILLIONS OF    ACCOUNTS
                                U.S. DOLLARS)    (UNAUDITED)    U.S. DOLLARS)    (UNAUDITED)
                               ---------------   -----------   ---------------   -----------
IBRD executed................       $2,647          1,996           $1,665          1,754
Recipient executed...........        2,576          1,232            2,049          1,273
                                    ------          -----           ------          -----
Total........................       $5,223          3,228           $3,714          3,027
                                    ======          =====           ======          =====
--------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2003, IBRD received $14 million ($11 million--June 30, 2002 and $14 million--June 30, 2001) as fees for administering trust funds. These fees have been recorded as Other Income.

INVESTMENT MANAGEMENT SERVICES

IBRD offers investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio.

In addition, IBRD offers asset management and technical advisory services to Central Banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes. One objective of this program is to assist these Central Banks in developing their portfolio management skills. IBRD receives a quarterly fee based on the percentage of assets under management.

The fee income from all of these investment management activities is included in service fee revenues described in Note I.

At June 30, 2003, the assets managed under these agreements had a value of $6,450 million ($5,319 million--June 30, 2002). These funds are not included in the assets of IBRD.

NOTE K--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP.

During the fiscal year ended June 30, 2003, there were minor amendments to the SRP, RSBP, and PEBP. These amendments included the extension of retroactive pension credit (on a contributory basis) to eligible current staff members; the lowering of the service eligibility requirement for RSBP benefits from ten years to five years; and the extension of retiree medical coverage to all staff, including those in country field offices.

All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001:

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2003       2002       2001       2003       2002       2001       2003       2002       2001
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Cost
  Service cost.................   $  203    $   202    $   228      $ 28       $ 28       $ 23      $   8      $  13      $   8
  Interest cost................      451        412        448        57         54         52          8          6          6
  Expected return on plan
    assets.....................     (587)      (761)      (829)      (57)       (72)       (79)        --         --         --
  Amortization of prior service
    cost.......................       13          7          7        (1)        --         --          *         --         --
  Amortization of unrecognized
    net (gain) loss............       --        (26)      (113)       17          5         --         (1)        (2)        (1)
  Amortization of Transition
    Asset......................      (11)       (11)       (11)       --         --         --         --         --         --
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
  Net periodic pension cost
    (income)...................   $   69    $  (177)   $  (270)     $ 44       $ 15       $ (4)     $  15      $  17      $  13
                                  ======    =======    =======      ====       ====       ====      =====      =====      =====
  of which:
    IBRD's Share...............   $   31    $   (93)   $  (153)     $ 20       $  8       $ (2)     $   7      $   9      $   7
    IDA's Share................   $   38    $   (84)   $  (117)     $ 24       $  7       $ (2)     $   8      $   8      $   6
---------------------------------------------------------------------------------------------------------------------------------

IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. The income from the SRP and RSBP for prior fiscal years is included as a separate line item on the Statement of Income.

For the fiscal year ended June 30, 2003, expenses for these plans of $24 million were allocated to IFC and $2 million was allocated to MIGA. For the fiscal years ended June 30, 2002 and June 30, 2001, net income from these plans of $31 million and $47 million, respectively, was allocated to IFC, and $2 million in each fiscal year was allocated to MIGA.

The following table summarizes the benefit obligations, plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended
June 30, 2003, June 30, 2002, and June 30, 2001. Since the assets for the PEBP are not held in an irrevocable trust, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio.

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2003       2002       2001       2003       2002       2001       2003       2002       2001
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
BENEFIT OBLIGATION
  Beginning of year............   $8,263    $ 7,277    $ 6,951      $929       $867       $731      $ 133      $ 103      $  89
  Service cost.................      250        244        271        34         32         26          9         15         10
  Interest cost................      553        499        536        63         60         57          9          7          7
  Employee contributions.......       75         65         64         8          8          6          1          *          *
  Amendments...................       77         19         --        24        (38)        --          5         --         --
  Benefits paid................     (306)      (304)      (312)      (29)       (30)       (20)        (5)        (5)        (5)
  Actuarial (gain) loss........      (55)       463       (233)      (58)        30         67        (13)        13          2
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
  End of year..................    8,857      8,263      7,277       971        929        867        139        133        103
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
FAIR VALUE OF PLAN ASSETS
  Beginning of year............    9,413     10,364     11,562       818        894        975         --         --         --
  Employee contributions.......       75         65         64         8          8          6         --         --         --
  Actual return on assets......      193       (712)      (950)       16        (70)       (70)        --         --         --
  Employer contributions.......       40         --         --        21         16          3         --         --         --
  Benefits paid................     (306)      (304)      (312)      (29)       (30)       (20)        --         --         --
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
  End of year..................    9,415      9,413     10,364       834        818        894         --         --         --
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
FUNDED STATUS
  Plan assets in excess of
    (less than) projected
    benefit obligation.........      558      1,150      3,087      (137)      (111)        27       (139)      (133)      (103)
  Unrecognized net loss (gain)
    from past experience
    different from that assumed
    and from changes in
    assumptions................    1,186        714     (1,415)      314        344        170        (23)       (11)       (26)
  Unrecognized prior service
    cost.......................      105         44         33       (12)       (38)        --          5         --         --
  Remaining unrecognized net
    transition asset...........       --        (13)       (26)       --         --         --         --         --         --
                                  ------    -------    -------      ----       ----       ----      -----      -----      -----
  Prepaid (accrued) pension
    cost.......................   $1,849    $ 1,895    $ 1,679      $165       $195       $197      $(157)     $(144)     $(129)
                                  ======    =======    =======      ====       ====       ====      =====      =====      =====
---------------------------------------------------------------------------------------------------------------------------------

*   Less than $0.5 million.

The $1,849 million prepaid SRP cost at June 30, 2003 ($1,895 million--June 30,
2002) is included in Prepaid Pension Cost on the balance sheet. Of this amount $909 million was attributable to IDA, IFC, and MIGA ($938 million--June 30, 2002) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $165 million prepaid RSBP cost at June 30, 2003 ($195 million--June 30,
2002), is included in Prepaid Pension Cost on the balance sheet. Of this amount $68 million was attributable to IDA, IFC, and MIGA ($85 million--June 30, 2002) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

There are differences between the prepaid (accrued) pension cost calculated under the accounting standards generally accepted in the United States of America and the relevant International Accounting Standard. These differences are not significant.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001 are as follows:

IN PERCENT
--------------------------------------------------------------------------------------------------------------------------
                                                          SRP                                 RSBP                  PEBP
                                          ------------------------------------   ------------------------------   --------
                                             2003         2002         2001        2003       2002       2001       2003
                                          ----------   ----------   ----------   --------   --------   --------   --------
Discount rate...........................        5.75         6.75         7.00     5.75       6.75       7.00       5.75
Expected return on plan assets..........        7.75         7.75         9.00     7.75       7.75       9.00
Rate of compensation increase(a)........  3.75-10.25   4.75-11.25   5.00-11.50
Health care growth rates
- at end of fiscal year.................                                           5.75       6.75       7.00
- to year 2011 and thereafter...........                                           3.75       4.75       5.00
--------------------------------------------------------------------------------------------------------------------------

IN PERCENT
----------------------------------------  -------------------
                                                 PEBP
                                          -------------------
                                            2002       2001
                                          --------   --------
Discount rate...........................    6.75       7.00
Expected return on plan assets..........
Rate of compensation increase(a)........
Health care growth rates
- at end of fiscal year.................
- to year 2011 and thereafter...........
----------------------------------------

a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 10.25% (11.25%--June 30, 2002; 11.50%--June 30, 2001) at age
    20 and decreasing to 3.75% (4.75%--June 30, 2002; 5.00%--June 30, 2001) at
    age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                                ONE PERCENTAGE POINT INCREASE   ONE PERCENTAGE POINT DECREASE
                                                -----------------------------   -----------------------------
Effect on total service and interest cost.....              $ 22                            $ (18)
Effect on postretirement benefit obligation...               187                             (149)
-------------------------------------------------------------------------------------------------------------

NOTE L--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2003, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $767 million and $632 million.

NOTE M--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2003
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)       LOSS
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (952)         $500                $(297)             $(749)
Changes from period activity.............        606            --                 (117)               489
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $  (346)         $500                $(414)             $(260)
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2002
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)       LOSS
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $(1,176)         $500                $(169)             $(845)
Changes from period activity.............        224            --                 (128)                96
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $  (952)         $500                $(297)             $(749)
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                          2001
                                           -------------------------------------------------------------------
                                                           CUMULATIVE                                TOTAL
                                                            EFFECT OF                             ACCUMULATED
                                           CUMULATIVE        CHANGE                                  OTHER
                                           TRANSLATION    IN ACCOUNTING                          COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(A)       LOSS
                                           -----------   ---------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (641)         $ --                $  --              $(641)
Changes from period activity.............       (535)          500                 (169)              (204)
                                             -------          ----                -----              -----
Balance, end of the fiscal year..........    $(1,176)         $500                $(169)             $(845)
                                             =======          ====                =====              =====
--------------------------------------------------------------------------------------------------------------

a. Reclassification of Cumulative effect of change in accounting principle to net income.

NOTE N--EFFECTS OF APPLYING FAS 133

On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. IBRD has not defined any qualifying hedging relationships under this standard. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the mark-to-market adjustments on the related derivative instruments. The mark-to-market adjustments on the bonds are being amortized over the remaining lives of the related bonds.

The cumulative effect of the change in accounting principle of $219 million, includes the difference between the carrying value and the fair value of the embedded derivatives.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001.

IN MILLIONS OF U.S DOLLARS
--------------------------------------------------------------------------------------------
                                                                2003       2002       2001
                                                              --------   --------   --------
NET UNREALIZED GAINS ON DERIVATIVE INSTRUMENTS, AS DEFINED
  BY FAS 133................................................   $2,302      $783       $ 46
RECLASSIFICATION AND AMORTIZATION OF TRANSITION ADJUSTMENT
  Reclassification from Other Comprehensive Income--Cash
    Flow Hedges.............................................      117       128        169
  Amortization of mark-to-market on borrowings associated
    with fair value hedges..................................      (96)      (57)       (89)
                                                               ------      ----       ----
EFFECTS OF APPLYING FAS 133.................................   $2,323      $854       $126
                                                               ======      ====       ====
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........   $   --      $ --       $219
                                                               ======      ====       ====
--------------------------------------------------------------------------------------------

NOTE O--ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2003 and 2002.

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                                           JUNE 30, 2003
                                                        ---------------------------------------------------
                                                                   REVERSAL OF     CARRYING
                                                        CARRYING     FAS 133     VALUE BEFORE
                                                         VALUE       EFFECTS       FAS 133      FAIR VALUE*
                                                        --------   -----------   ------------   -----------
Due from Banks........................................  $  1,929                   $  1,929      $  1,929
Investments...........................................    28,131                     28,131        28,131
Loans Outstanding.....................................   116,240                    116,240       122,593
Less Accumulated Provision for Loan Losses and
  Deferred Loan Income................................    (4,478)                    (4,478)       (4,478)
                                                        --------                   --------      --------
Net Loans Outstanding.................................   111,762                    111,762       118,115
Swaps Receivable
  Investments.........................................    10,301                     10,301        10,301
  Borrowings..........................................    70,316     $(7,084)        63,232        70,316
  Other Asset/Liability...............................       726                        726           726
Other Assets..........................................     7,187                      7,187         6,732
                                                        --------     -------       --------      --------
  Total Assets........................................  $230,352     $(7,084)      $223,268      $236,250
                                                        ========     =======       ========      ========
Borrowings............................................  $108,554     $(1,559)      $106,995      $116,695
Swaps Payable
  Investments.........................................    11,862                     11,862        11,862
  Borrowings..........................................    64,779      (1,875)        62,904        64,779
  Other Asset/Liability...............................       810           1            811           810
Other Liabilities.....................................     6,429                      6,429         6,429
                                                        --------     -------       --------      --------
Total Liabilities.....................................   192,434      (3,433)       189,001       200,575
Paid in Capital Stock.................................    11,478                     11,478        11,478
Retained Earnings and Other Equity....................    26,440      (3,651)        22,789        24,197
                                                        --------     -------       --------      --------
  Total Liabilities and Equity........................  $230,352     $(7,084)      $223,268      $236,250
                                                        ========     =======       ========      ========
-----------------------------------------------------------------------------------------------------------

*   Except for loans, which are on an estimated value (current value) basis.

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                                           JUNE 30, 2002
                                                        ---------------------------------------------------
                                                                   REVERSAL OF     CARRYING
                                                        CARRYING     FAS 133     VALUE BEFORE
                                                         VALUE       EFFECTS       FAS 133      FAIR VALUE*
                                                        --------   -----------   ------------   -----------
Due from Banks........................................  $  1,083                   $  1,083      $  1,083
Investments...........................................    26,076                     26,076        26,076
Loans Outstanding.....................................   121,589                    121,589       126,454
Less Accumulated Provision for Loan Losses and
  Deferred Loan Income................................    (5,442)                    (5,442)       (5,442)
                                                        --------                   --------      --------
Net Loans Outstanding.................................   116,147                    116,147       121,012
Swaps Receivable
  Investments.........................................     9,940                      9,940         9,940
  Borrowings..........................................    66,052     $(2,821)        63,231        66,052
  Other Asset/Liability...............................       727          (1)           726           727
Other Assets..........................................     7,769                      7,769         7,296
                                                        --------     -------       --------      --------
  Total Assets........................................  $227,794     $(2,822)      $224,972      $232,186
                                                        ========     =======       ========      ========
Borrowings............................................  $110,263     $  (354)      $109,909      $114,502
Swaps Payable
  Investments.........................................    10,827                     10,827        10,827
  Borrowings..........................................    66,994      (1,254)        65,740        66,994
  Other Asset/Liability...............................       758           1            759           758
Other Liabilities.....................................     6,639                      6,639         6,639
                                                        --------     -------       --------      --------
Total Liabilities.....................................   195,481      (1,607)       193,874       199,720
Paid in Capital Stock.................................    11,476                     11,476        11,476
Retained Earnings and Other Equity....................    20,837      (1,215)        19,622        20,990
                                                        --------     -------       --------      --------
  Total Liabilities and Equity........................  $227,794     $(2,822)      $224,972      $232,186
                                                        ========     =======       ========      ========
-----------------------------------------------------------------------------------------------------------

*   Except for loans which are on an estimated value (current value) basis.

VALUATION METHODS AND ASSUMPTIONS

DUE FROM BANKS

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

INVESTMENTS

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

NET LOANS OUTSTANDING

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

SWAPS RECEIVABLE AND SWAPS PAYABLE

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

BORROWINGS

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

OTHER ASSETS AND OTHER LIABILITIES

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBRD OR BY ANY DEALER, UNDERWRITER OR AGENT OF IBRD. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Availability of Information.................................      1
Summary Information.........................................      2
Financial Overview..........................................      4
Basis of Reporting..........................................      6
Development Activities......................................     10
Liquidity Management........................................     18
Funding Resources...........................................     20
Financial Risk Management...................................     26
Critical Accounting Policies................................     35
Results of Operations.......................................     36
Governance..................................................     39
Reconciliation of Prior Year Current Value Financial
  Statements to Reported Basis..............................     42
Affiliated Organizations - IFC, IDA and MIGA................     44
Administration of IBRD......................................     44
The Articles of Agreement...................................     47
Legal Status, Privileges and Immunities.....................     47
Fiscal Year, Announcements, Allocation of Net Income and
  Audit Fees................................................     48
Glossary of Terms...........................................     49
Index to Financial Statements and Internal Control
  Reports...................................................     51
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